Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

ELI LILLY AND COMPANY,

RYLS MERGER CORPORATION

and

VENTYX BIOSCIENCES, INC.

Dated as of January 7, 2026

i

ii

Annexes

Annex I	Certificate of Incorporation of the Surviving Corporation
Annex II	Bylaws of the Surviving Corporation
Annex III	Required Jurisdictions

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 7, 2026 (this “Agreement”), is entered into by and among Eli Lilly and Company, an Indiana corporation (“Parent”), RYLS Merger Corporation, a Delaware corporation and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), and Ventyx Biosciences, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions set forth herein, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), with the Company surviving as the Surviving Corporation and as a direct or indirect wholly owned Subsidiary of Parent, whereby (i) each share of Company Common Stock (each, a “Common Share” and collectively, the “Common Shares”) that is issued and outstanding immediately prior to the Effective Time (other than Shares described in Section 2.1(c) and any Dissenting Shares) will be converted into the right to receive the Common Share Merger Consideration, net to the holder of Common Shares in cash and without interest and less any applicable Tax withholding and (ii) each share of Series A Preferred Stock (each, a “Preferred Share”, collectively, the “Preferred Shares”, and together with the Common Shares, “Shares”) that is issued and outstanding immediately prior to the Effective Time (other than Shares described in Section 2.1(c) and any Dissenting Shares) will be converted into the right to receive the Preferred Share Merger Consideration, net to the holder of Preferred Shares in cash and without interest and less any applicable Tax withholding, in each case, upon the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Contemplated Transactions, including the Merger, are advisable, fair to, and in the best interests of the Company and the holders of Shares, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions, including the Merger, (iv) directed that the adoption of this Agreement be submitted to a vote of the holders of Common Shares at a meeting of the Company’s stockholders, and (v) resolved to recommend that the holders of the Common Shares adopt this Agreement at such meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof (the preceding clauses (i), (ii), (iv) and (v), collectively, the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of Merger Sub has, on the terms and subject to the conditions set forth herein, adopted this Agreement and approved the Contemplated Transactions, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are executing and delivering a Support Agreement in favor of the Company (collectively, the “Support Agreements”), pursuant to which such stockholders, among other things, will agree to vote all of the Common Shares beneficially owned by them in favor of the Merger on the terms and subject to the conditions set forth therein; and

WHEREAS, the sole stockholder of Merger Sub will approve this Agreement immediately following its execution.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251 of the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2. Closing; Effective Time. Subject to the provisions of this Agreement and pursuant to the DGCL, the closing of the Merger (the “Closing”) will take place remotely by exchange of documents and signatures (or their electronic counterparts), on the second (2nd) Business Day after the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree (the date on which the Closing actually occurs, the “Closing Date”). At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Merger Sub and the Company, being hereinafter referred to as the “Effective Time”) and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger.

Section 1.3. Effects of the Merger. The Merger will have the effects set forth herein, in the Certificate of Merger and as set forth in the applicable provisions of the DGCL.

Section 1.4. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex I, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex II, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.5. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of Merger Sub immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until the earlier of his or her death, resignation, or removal, or until his or her successor is duly elected and qualified. The Company shall request that each director and officer of the Company immediately prior to the Effective Time execute and deliver a letter effectuating his or her resignation as a member of the Company Board and all committees thereof or as an officer of the Company, as applicable to be effective as of the Effective Time.

Section 1.6. Merger Consideration Adjustment. The Merger Consideration will be adjusted appropriately to reflect any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established) after the date of this Agreement and prior to the Effective Time so as to provide any holder of Shares that receives Merger Consideration the same economic effect as contemplated by this Agreement, it being understood that nothing in this Section 1.6 shall be construed to permit the Company to take any action that is expressly prohibited by the terms of Section 5.1.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS

Section 2.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(a) each Common Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 2.1(c) and any Dissenting Shares, but including the shares of the Company Restricted Stock, the vesting conditions of which shall, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full immediately prior to the Effective Time) will be converted into the right to receive $14.00, without interest (the “Common Share Merger Consideration”), less any applicable Tax withholding. As of the Effective Time, all such Common Shares shall no longer be outstanding and shall cease to exist, and each holder of any such Common Shares shall cease to have any rights with respect thereto, except the right to receive the Common Share Merger Consideration in accordance with Section 2.4, without interest;

(b) each Preferred Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 2.1(c) and any Dissenting Shares) will be converted into the right to receive $1,400.00, without interest (the “Preferred Share Merger Consideration” and together with the Common Share Merger Consideration, the “Merger Consideration”), less any applicable Tax withholding. As of the Effective Time, all such Preferred Shares shall no longer be outstanding and shall cease to exist, and each holder of any such Preferred Shares shall cease to have any rights with respect thereto, except the right to receive the Preferred Share Merger Consideration in accordance with Section 2.4, without interest;

(c) each Share held in the treasury of the Company or owned by the Company and each Share owned by Parent, Merger Sub or any direct or indirect wholly owned Subsidiary of Parent or Merger Sub immediately prior to the Effective Time will be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor;

(d) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation, which shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(e) each Dissenting Share immediately prior to the Effective Time will be cancelled and shall cease to exist, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and as described in Section 2.3.

Section 2.2. Treatment of Equity Awards.

(a) As soon as practicable following the date of this Agreement (and, in any event, prior to the Effective Time), the Company Board (or, if appropriate, the committee administering the Company Equity Plans) shall adopt resolutions and shall take other necessary or desirable action, including providing any notice to holders of the Company Stock Options as required or contemplated by the Company Equity Plans, to approve or provide for the following treatment:

(i) at the Effective Time, and without any action on the part of Merger Sub, the Company or any other Person, except as set forth on Section 2.2 of the Company Disclosure Letter, each Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive, in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable Tax withholdings pursuant to Section 2.6) equal to the product of (1) the total number of shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (2) the excess, if any, of the Common Share Merger Consideration over the applicable exercise price per share of such Company Stock Option, provided, that, for the avoidance of doubt, in the event that the exercise price of any Company Stock Option (whether vested or unvested) is equal to or greater than the Common Share Merger Consideration, such Company Stock Option shall be cancelled without any consideration being payable in respect thereof and shall have no further force or effect;

(ii) at the Effective Time, and without any action on the part of Merger Sub, the Company or any other Person, except as set forth on Section 2.2 of the Company Disclosure Letter, each Company RSU that is outstanding, and unvested, or vested but not yet settled, in each case, as of immediately prior to the Effective Time shall be cancelled, and, in exchange therefor, the holder of such cancelled Company RSU will be entitled to receive, in consideration of the cancellation of such Company RSU, an amount in cash (without interest and less applicable Tax withholdings pursuant to Section 2.6) equal to the product of (1) the total number of shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (2) the Common Share Merger Consideration; and

(iii) each Company Equity Plan and award agreement thereunder shall be terminated effective as of the Effective Time.

(b) Subject to Section 2.6, Parent shall cause the Surviving Corporation (or any applicable Subsidiary of the Surviving Corporation or the Surviving Corporation’s stock administrator) to make all payments to former holders of Company Stock Options and Company RSUs required under Section 2.2(a) who were granted such interests as an employee of the Company or one of its Subsidiaries as promptly as practicable after the Effective Time and, in any event, no later than the second (2nd) regularly scheduled payroll date that follows the Effective Time.

(c) As soon as practicable after the date hereof, the Company Board (or, if appropriate, the committee administering the Company ESPP) shall pass such resolutions and shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to the Offering Period (as defined in the Company ESPP) in effect as of the date hereof, if any, no individual who was not a participant in the Company ESPP as of the date hereof may enroll in the Company ESPP with respect to such Offering Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Offering Period; (ii) no new Offering Period shall commence following the date hereof unless and until this Agreement is terminated; (iii) if the applicable purchase date with respect to the Offering Period would otherwise occur on or after the Closing Date, then (A) the Offering Period will be shortened and the New Exercise Date (as defined in the Company ESPP) with respect to such Offering Period will occur no later than three (3) Business Days prior to Closing Date and

(B) each outstanding Share obtained through the exercise of any outstanding right under the Company ESPP shall receive the Merger Consideration pursuant to Section 2.1(a); and (iv) the Company ESPP shall terminate as of or prior to the Effective Time.

(d) No later than ten (10) Business Days prior to the Effective Time, the Company Board (or, if appropriate, the committee administering the Company Equity Plans) shall provide Merger Sub a copy of all resolutions, notices and other documentation effectuating the provisions set forth in this Section 2.2 and shall incorporate all reasonable comments made by Merger Sub to such resolutions, notices and other documentation.

Section 2.3. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder or beneficial owner who is entitled to demand and properly exercised and perfected their respective demands for appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration unless such holder or beneficial owner fails to perfect or effectively withdraws or otherwise loses his, her, or its right to appraisal. Instead, at the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and from and after the Effective Time, a holder or beneficial owner of Dissenting Shares who has properly exercised appraisal rights will not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Dissenting Shares, except those provided under Section 262 of the DGCL. A holder or beneficial owner of Dissenting Shares will be entitled only to receive payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder or beneficial owner fails to perfect, effectively withdraws or otherwise loses his, her, or its right to appraisal in accordance with Section 262 of the DGCL, in which case such Dissenting Shares will be treated as if such Dissenting Shares had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon and less any applicable Tax withholding, in accordance with Section 2.4, pursuant to Section 2.1.

(b) The Company shall provide Parent with prompt written notice of any demands for appraisal (including copies of any written demands), withdrawals of such demands, and any other instruments received by the Company from holders of Shares relating to rights of appraisal, and Parent will have the opportunity and right to direct the conduct of all negotiations and proceedings with respect to demands for appraisal. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal, or agree to do any of the foregoing.

Section 2.4. Surrender of Shares.

(a) At or immediately after the Effective Time, Parent shall deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), pursuant to a Paying Agent Agreement that shall be in form and substance reasonably acceptable to the Company, cash in an amount sufficient to pay the aggregate Merger Consideration, and Parent shall cause the Paying Agent to timely make all payments contemplated in Section 2.4(b). Such cash may be invested by the Paying Agent as directed by Parent; provided that (i) such investments must be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Merger Sub, or the Paying Agent from making the payments required by this Article II and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to, and for U.S. federal (and any applicable state, local or non-U.S.) income Tax purposes reported as earned by, the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement. In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Merger Consideration, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payment pursuant to Section 2.4(b). The aggregate Merger Consideration as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 2.4(b), except as expressly provided for in this Agreement. Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.

(b) As promptly as practicable after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”)or book-entry shares (each, a “Book-Entry Share”), which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 2.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form (which will (x) specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of such Certificate to the Paying Agent and (y) contain such other provisions as are customary and reasonably acceptable to Parent and the Company) or a customary agent’s message with respect to Book-Entry Shares, as applicable and (ii) instructions for effecting the surrender of the Certificate or Book-Entry Share in exchange for payment of the Merger Consideration. Upon surrender of a Certificate or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed (in the case of surrender of a Certificate), the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered will be cancelled. Until surrendered as contemplated by this Section 2.4(b), each Certificate will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c) No holder of record of a Book-Entry Share, which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 2.1 into the right to receive the Merger Consideration, shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive in exchange therefor, the Merger Consideration for each Share formerly represented by such Book-Entry Share, and such Book-Entry Share will be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. No interest shall be paid or accrue on the cash payable in respect of a Book-Entry Share.

(d) At any time following the date that is six (6) months after the Effective Time, Parent may require the Paying Agent to deliver to Parent or its designated Affiliate any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable to the holder of a Certificate or Book-Entry Share. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered, or the applicable “agent’s message” or other evidence is not received in respect of a Book-Entry Share, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any Merger Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) previously entitled thereto.

(e) From and after the Effective Time, the stock transfer books of the Company will be closed, and no subsequent transfers of Shares that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article II.

(f) In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent (and, if required by Parent or the Paying Agent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), Parent shall cause the Paying Agent to deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate, without interest and less any applicable Tax withholding.

Section 2.5. Section 16 Matters. Prior to the Effective Time, the Company Board shall take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Shares, Company Stock Options and Company RSUs in the Contemplated Transactions.

Section 2.6. Withholding. The parties hereto and the Paying Agent are entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under the Code, or the U.S. Treasury Regulations thereunder (the “Treasury Regulations”), or any other applicable Tax Law. Any compensatory amounts payable pursuant to or as contemplated by this Agreement (which, for the avoidance of doubt, shall exclude amounts payable in respect of Shares), including pursuant to Section 2.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable. To the extent that any amounts are so deducted and withheld and paid over to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.7. Transfer Taxes. Except as otherwise provided in this Section 2.7, all Transfer Taxes imposed on the Merger shall be paid by the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes. Notwithstanding the foregoing, if any payment pursuant to the Merger is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it will be a condition to such payment that (a) such Certificate or Book-Entry Share, as applicable, so surrendered must be properly endorsed or must otherwise be in proper form and (b) the Person presenting such Certificate or Book-Entry Share, as applicable, to the Paying Agent for payment must pay to the Paying Agent any Transfer Taxes or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or must establish to the satisfaction of the Paying Agent and Parent that such Tax has been paid or is not required to be paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents publicly available at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) (provided that nothing disclosed in the Company SEC Documents shall be deemed a qualification of, or modification to, the representations and warranties set forth in Section 3.1(a) (Organization and Corporate Power), Section 3.2 (Authorization; Valid and Binding Agreement), Section 3.3 (Capital Stock), Section 3.4 (No Breach), Section 3.8(a) (Absence of Certain Developments), Section 3.11 (Tax Matters) and Section 3.22 (No Rights Agreement; Anti-Takeover Provisions)) or (b) the disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution and delivery of this Agreement (which shall be arranged and in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article III to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1. Organization and Corporate Power; Subsidiaries.

(a) The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (and all such Permits are in full force and effect), except where the failure to hold such Permits would not have a Company Material Adverse Effect. The Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect.

(b) True and complete copies of the certificate of incorporation and bylaws of the Company and the Series A Certificate of Designations (collectively, the “Company Organizational Documents”), as in effect as of the date of this Agreement, have been heretofore made available to Parent and Merger Sub, and the Company is not in material violation of any provisions of its Company Organizational Documents.

(c) Each of the Subsidiaries of the Company is duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has all requisite corporate or similar power and authority and all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (and all such Permits are in full force and effect), except where the failure to hold such Permits would not have a Company Material Adverse

Effect. Each of the Subsidiaries of the Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect.

(d) True and complete copies of the certificate of incorporation and bylaws or similar governing document of each Subsidiary of the Company, as in effect as of the date of this Agreement, have been heretofore made available to Parent and Merger Sub, and no Subsidiary of the Company is in violation of any provisions of its organization documents, except as would not have a Company Material Adverse Effect.

Section 3.2. Authorization; Valid and Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions, including, subject to the adoption of this Agreement by holders of at least a majority of the outstanding Common Shares (the “Company Stockholder Approval”), the Merger. The Board of Directors has (a) determined that this Agreement and the Contemplated Transactions, including the Merger, are advisable, fair to and in the best interests of, the Company and the holders of Shares, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions, including the Merger, (d) directed that the adoption of this Agreement be submitted to a vote of the holders of Common Shares at a meeting of the Company’s stockholders, and (e) resolved to recommend that the holders of Common Shares adopt this Agreement at such meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof on the terms and subject to the conditions of this Agreement. The resolutions in the foregoing sentence, subject to Section 5.3, have not been subsequently withdrawn or modified as of the date of this Agreement. No other corporate action pursuant to the Laws of the State of Delaware, on the part of the Company, is necessary to authorize the execution and delivery of this Agreement. The Company has duly executed and delivered this Agreement, and assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 3.3. Capital Stock.

(a) The authorized capital stock of the Company consists of 900,000,000 Common Shares and 100,000,000 Preferred Shares, of which, as of 5:00 p.m. New York Time on January 5, 2026 (such date and time, the “Measurement Date”), 71,750,148 Common Shares were issued and outstanding (including zero shares of Company Restricted Stock) and 70,601 Preferred Shares were issued and outstanding. As of the Measurement Date, (i) 14,172,634 Common Shares were issuable upon the exercise of outstanding Company Stock Options and (ii) 56,935 Common Shares were issuable upon the vesting or settlement of outstanding Company RSUs. From the Measurement Date to the time of execution and delivery of this Agreement, there has been no issuance or grant of any Common Shares, Preferred Shares, Company Stock Options, Company RSUs, Company ESPP rights, or any other securities of the Company, other than Common Shares issued upon exercise of Company Options, or settlement of Company RSUs, in each case, outstanding as of the Measurement Date.

(b) Section 3.3(b) of the Company Disclosure Letter sets forth as of the Measurement Date, the name of each registered holder of Preferred Shares the number of Preferred Shares held by such holder and the number of shares of Company Common Stock into which such shares of Preferred Shares are convertible.

(c) Section 3.3(c) of the Company Disclosure Letter sets forth a true and complete list of each award of incentive equity or equity-based award granted by the Company that is outstanding as of the Measurement Date, including Company Stock Options, Company RSUs, and Company Restricted Stock (each, an “Equity Award”), that includes, as applicable, (i) the holder thereof, (ii) the type of award (e.g., incentive stock option, non-qualified stock option, restricted stock unit, restricted stock), (iii) the number of vested and unvested Shares subject thereto, (iv) the per Share exercise price, (v) the date of grant, (vi) the vesting terms, (vii) the Company Equity Plan under which the Equity Award was granted, and (viii) in the case of each Company Stock Option, the expiration date. As of the time of execution and delivery of this Agreement, there is no agreement or arrangement (whether in writing or otherwise) to which the Company or any of its Subsidiaries is a party or with respect to which the Company or any of its Subsidiaries has any liability, in each case, that contains a promise or commitment to grant an incentive equity award or equity-based award under the Company Equity Plans or otherwise that has not been satisfied by the Company.

(d) All Equity Awards were granted and have at all times been administered in compliance with the terms of the applicable Company Equity Plan and award agreement governing the terms of such Equity Award in all material respects. Each Company Stock Option has a per Share exercise price that was no less than the fair market value of a share of Company Common Stock on the date of grant as determined in accordance with Section 409A and Section 422 of the Code, as applicable. Each Company Stock Option and Company RSU is exempt from Section 409A of the Code. Each Company Stock Option that is intended to qualify as an “incentive stock option” satisfies the requirements of Section 422 of the Code. The only equity plans under which the Company has granted options to purchase Company Common Stock or other equity-based awards (excluding purchase rights under the Company ESPP) are the Company Equity Plans.

(e) As of the Measurement Date, there were 3,101,582 Shares reserved for issuance under the Company ESPP and 6,233 outstanding rights under the Company ESPP, assuming a per Share purchase price equal to the Merger Consideration. At all times, the Company ESPP has qualified as an “employee stock purchase plan” under Section 423 of the Code, and all options to purchase Shares under the Company ESPP (now outstanding or previously exercised or forfeited) have satisfied the requirements of Section 423 of the Code.

(f) The Subsidiaries set forth on Section 3.3(f) of the Company Disclosure Letter are the only Subsidiaries of the Company. Each Subsidiary of the Company is wholly owned by the Company, free and clear of any Liens (other than Permitted Liens), and its outstanding capital stock is set forth opposite the name of such Subsidiary on Section 3.3(f) of the Company Disclosure Letter. The Company does not own, directly or indirectly, any capital stock or restricted stock of, or other equity interest or voting security in, or any interest convertible into or exchangeable or exercisable for any capital stock or restricted stock of, or other equity interest or voting security in, any Person other than the Subsidiaries of the Company.

(g) Neither the Company nor any of its Subsidiaries has any outstanding (i) shares of capital stock, restricted stock or other equity interests or voting securities in the Company, (ii) securities convertible, exchangeable or exercisable, directly or indirectly, into or for capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiaries (as applicable), (iii) options, warrants, purchase rights, subscription rights, preemptive rights, anti-dilutive rights, conversion rights, exchange rights, exercise rights, calls, puts, rights of first refusal or other Contracts that require the Company or its Subsidiaries (as applicable) to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiaries (as applicable), or securities convertible, exchangeable or exercisable, directly or indirectly, into or for capital stock, restricted stock or other equity interests, equity-based awards or voting securities of the Company or its Subsidiaries (as applicable), (iv) stock appreciation, phantom stock, restricted stock units, performance stock units, profit participation or similar rights with respect to the Company or its Subsidiaries (as applicable), (v) options to purchase Shares under the Company ESPP, (vi) Indebtedness of the Company or its Subsidiaries (as applicable) having the right to vote on any matters on which the Company’s or its Subsidiaries’ (as applicable), stockholders may vote, or (vii) obligations by the Company or its Subsidiaries to make any payments based on the price or value of any of the foregoing securities or interests covered in clauses (i) through (vi) above (collectively, including the Shares and equity interests of the Company’s Subsidiaries, Company Stock Options and Company RSUs, the “Company Securities”), other than, in each case, as set forth in Section 3.3(a), Section 3.3(b), Section 3.3(c) or Section 3.3(e), and other than Company Securities issued in compliance with Section 5.1(b)(ii).

(h) There are no outstanding agreements of any kind which obligate the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities. No Subsidiary of the Company owns any Company Securities. Neither the Company nor any of its Subsidiaries is party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding with respect to any Company Securities or any other agreement with respect to the disposition or voting of, or dividends with respect to, any Company Securities. All outstanding Shares are, and all Shares to be purchased pursuant to the Company ESPP and all Shares issued upon exercise of Company Stock Options or settlement of Company RSUs will be, when issued, duly authorized and validly issued, and are, or will be, as applicable, fully paid, non-assessable and free of preemptive rights. Neither the Company nor any of its Subsidiaries has any Contract pursuant to which it is obligated to make any equity investment (in the form of a capital contribution or otherwise) in any Person (other than the Company with respect to its wholly owned Subsidiaries).

(i) Except as disclosed in Section 3.3(i) of the Company Disclosure Letter, (i) the Company has not delivered an issuance notice to the Sales Agent; (ii) there are no pending or active issuance notices pursuant to the Sales Agreement; and (iii) no documentation relating to, or notice of, this Agreement is required to be provided to the Sales Agent.

Section 3.4. No Breach. The execution, delivery and performance of this Agreement by the Company and the consummation of the Contemplated Transactions do not (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 3.5 have been obtained, and all filings and obligations described in Section 3.5 have been made, conflict with or violate any Law, order, judgment or decree to which the Company or any of its properties or assets is subject, except any conflicts or violations which would not have a Company Material Adverse Effect, or (c) conflict with or result in any breach of, constitute a default under (with or without notice or lapse of time), result in a violation of, give rise to a right of termination, cancellation or acceleration or result in the creation of a Lien (other than a Permitted Lien) upon any of the properties or assets of the Company or any of its Subsidiaries under any Company Material Contract, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Company Material Adverse Effect.

Section 3.5. Consents. Except for (a) any applicable requirements of Antitrust and FDI Laws, (b) applicable requirements of the Exchange Act, (c) any filings required by The Nasdaq Global Select Market (“Nasdaq”), (d) the filing of the Certificate of Merger, (e) the filing of applications, consents, approvals, authorizations and notices, as required by the FDA and any other federal, state, local or non-U.S. Governmental Body that is concerned with or regulates the research, development, marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs and (f) any filings with the relevant authorities of jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, in each case, neither the Company nor any of its Subsidiaries are required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions and, other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Company or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those filings, consents, approvals and authorizations the failure of which to obtain would not have a Company Material Adverse Effect.

Section 3.6. SEC Reports; Disclosure Controls and Procedures.

(a) The Company has timely filed and furnished all reports, schedules, forms, statements and other documents (including exhibits thereto and all other information incorporated by reference therein) required to be filed or furnished by the Company with the Securities and Exchange Commission (the “SEC”) since January 1, 2023 (such reports, schedules, forms, statements and other documents, the “Company SEC Documents”). As of their respective filing dates (or, if amended, supplemented or superseded by a filing, then on the date of such amendment, supplement or superseding filing) (and, in the case of registration statements on the dates of effectiveness): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933 as amended (the “Securities Act”), the Exchange Act or Sarbanes-Oxley, as applicable to such Company SEC Documents, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, as in effect on the date of effectiveness (in the case registration statements) and as of their respective SEC filing dates or, if amended, supplemented or superseded prior to the date hereof, the date of the filing of such amendment, supplement or superseding filing with respect to the portions that are amended, supplemented or superseded (in the case of all other Company SEC Documents) so filed, and (ii) none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. None of the Subsidiaries of the Company are required to file or furnish any forms, reports, schedules, statements or other documents with the SEC or any non-U.S. equivalent agency.

(b) The consolidated financial statements (including any notes thereto) contained or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(c) The Company has designed and maintains, and at all times since January 1, 2023 has maintained, a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the assets of the Company that could have a material effect on the financial statements. Since January 1, 2023, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (i) any “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting utilized by the Company; (ii) with respect to the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting, any illegal act (with respect to or pertaining to the Company or when acting in his or her capacity as an employee of the Company) or fraud, whether or not material; or (iii) any claim or allegation regarding any of the foregoing.

(d) The Company (i) has designed and maintains, and at all times since January 1, 2023 has maintained, disclosure controls and procedures (as defined in Rules 13a– 15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(e) Since January 1, 2023, neither the Company, nor any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company, has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any related material allegation regarding management or other employees who have a significant role in the Company’s internal control over financial reporting. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Body challenging or questioning the Company’s accounting practices, methodologies or methods or the accuracy, completeness, form or manner of filing of any certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of Sarbanes-Oxley.

(f) Neither the Company nor any of its Subsidiaries has effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) or Regulation S-K under the Exchange Act).

Section 3.7. No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the consolidated unaudited balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business, (c) incurred in connection with this Agreement or the Contemplated Transactions, or (d) as set forth in Section 3.7 of the Company Disclosure Letter the Company does not have any material liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the balance sheet of the Company (or disclosed in the notes to such balance sheet).

Section 3.8. Absence of Certain Developments.

(a) From the Company Balance Sheet Date to the date of this Agreement, the Company and its Subsidiaries have not experienced a Company Material Adverse Effect.

(b) Except in connection with the Contemplated Transactions, from the Company Balance Sheet Date to the date of this Agreement, the Company and each of its Subsidiaries has carried on and operated its business in all material respects in the ordinary course of business, and neither the Company nor any of its Subsidiaries have taken, committed or agreed to take any actions that would have been prohibited by Section 5.1(b) (other than Section 5.1(b)(i) (Dividends; Acquisition of Company Securities), (ii) (Issuance of Company Securities), (iii) (Compensation; Benefits) or (xvii) (Material Contracts)) if such covenants had been in effect as of the Company Balance Sheet Date.

Section 3.9. Compliance with Laws.

(a) Each of the Company and its Subsidiaries is, and their respective Products are and have been, since January 1, 2023, in compliance, in all material respects, with all Laws applicable to it, any of its properties or other assets, or its business or operations.

(b) Since January 1, 2021, (i) neither the Company nor any of its Subsidiaries has received any notice from any Governmental Body, or written notice from any Person, that alleges (A) any material violation or noncompliance (or reflects that the Company or any of its Subsidiaries is under investigation or the subject or target of an inquiry or has threatened to be charged by any such Governmental Body for such alleged noncompliance) with any applicable Law or (B) any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Permit, and (ii) neither the Company nor any of its Subsidiaries entered into any agreement or settlement with any Governmental Body or Person with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) Since January 1, 2023, each of the Company and its Subsidiaries has timely filed or submitted all regulatory notices, applications, reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents in connection with the Products or the operation of their business, together with any amendments or modifications required to be made with respect thereto, and has maintained, in all material respects, all reports, records, and documents, each as required to be filed, submitted or maintained by any Governmental Body, including the FDA, EMA, state health and regulatory authorities and other applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith. All such regulatory notices, applications, reports, schedules, statements, documents, filings, submissions, forms, registrations, other documents and records were complete and accurate in all material respects at the time of each respective submission, or were subsequently updated, changed, corrected or modified, and no material deficiencies have been asserted by any applicable Governmental Body with respect thereto.

(d) The Company, its Subsidiaries and each of their respective officers and directors are in material compliance with, and have complied in all material respects with, (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 3.10. Title to Tangible Properties; Real Property.

(a) The Company and its Subsidiaries have good and valid title to, or hold pursuant to good, valid and enforceable leases or other comparable contract rights, all tangible personal property and other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the absence of such title or rights would not have a Company Material Adverse Effect.

(b) Section 3.10(b) of the Company Disclosure Letter sets forth an accurate and complete list of all leases (including all amendments, extensions and renewals as of the date of this Agreement) for the Company Real Property (as defined below), together with the addresses of such Company Real Property, the name of the landlord or sublandlord under the applicable lease, the base rental amount currently being paid, which constitute all real property used, occupied, leased or subleased by the Company or its Subsidiaries (the “Company Real Property”). The Company has made available true and correct copies of all Company Real Property leases, together with all related amendments, extensions and renewals. There are no subleases, licenses, occupancy agreements, consents, purchase agreements, or other Contracts granting any person (other than the Company) the right to use or occupy the Company Real Property, and no Person (other than the Company and its Subsidiaries) is in possession of the Company Real Property. The Company has not collaterally assigned or granted a security interest in any Company Real Property lease. Each Company Real Property lease is in full force and effect and is valid, binding and enforceable against the Company or its Subsidiaries (as applicable) and, to the Knowledge of the Company, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally, and general principles of equity. The Company and its Subsidiaries have performed all material obligations required under each Company Real Property lease to date. The Company has not given or received written notice of any current violation, breach, or default (with or without notice or lapse of time) under any Company Real Property lease. None of the Company, its Subsidiaries, or, to the Knowledge of the Company, any other party to the Company Real Property leases is in material default under any such lease. Neither the Company nor its Subsidiaries has given or received written notice of termination or cancellation of, or any intention to terminate or cancel, any Company Real Property lease. No event has occurred which, if not remedied, would result in a material default by the Company or its Subsidiaries under any Company Real Property lease, and, to the Knowledge of the Company, no event has occurred which, if not remedied, would result in a material default by any other party under any such lease. There are no outstanding options, rights of first offer, or rights of first refusal in favor of any other party to purchase, lease, sublease, use, or occupy the Company Real Property or any portion or interest therein.

(c) Neither the Company nor any of its Subsidiaries currently owns or has previously owned any real property.

Section 3.11. Tax Matters.

(a) Each of the Company and its Subsidiaries has timely (i) filed (taking into account any applicable extensions) all material Tax Returns required to be filed by it and such Tax Returns are true, complete and correct in all material respects and (ii) paid all material Taxes whether or not shown as due and payable on any Tax Return.

(b) There are no Liens for Taxes (other than Permitted Liens described in clause (a) of the definition thereof) upon any of the assets of the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries have withheld and timely (according to applicable Tax Law) paid over to the appropriate Governmental Body all material Taxes required to have been withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Neither the Company nor any of its Subsidiaries has applied for or received any loan (or any employee retention credit) established by the Coronavirus Aid, Relief, and Economic Security Act of 2020, as it may be amended or modified, including any Small Business Administration Paycheck Protection Program loan.

(d) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e) No deficiency for any material Tax has been asserted or assessed by a Governmental Body in writing against the Company or any of its Subsidiaries which deficiency has not been paid, settled or withdrawn or is not being contested in good faith in appropriate proceedings. No material U.S. federal, state or local or non-U.S. Actions relating to Taxes are pending or being conducted or, to the Knowledge of the Company, now proposed or threatened in writing with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice of any claim made by a Governmental Body in a jurisdiction where the Company or such Subsidiary does not pay a certain Tax or file a certain type of Tax Return that the Company or such Subsidiary is subject to taxation by that jurisdiction or required to file a certain type of Tax Return in that jurisdiction.

(f) There has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of the Company or any of its Subsidiaries that is currently in force (other than automatic extensions granted for the filing of Tax Returns).

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by any Tax allocation, indemnity, sharing or similar agreement or arrangement (other than any commercial agreement or arrangement entered into in the ordinary course of business that does not relate primarily to Taxes), (ii) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which is the Company or any Subsidiary of the Company) or (iii) has Liability for the Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar or analogous provision of state, local or non-U.S. Law) or as a successor or transferee or otherwise by operation of Law.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in or use of an improper method of accounting made prior to the Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding, analogous or similar provision of state, local or non-U.S. Law) or any other agreement with a Governmental Body regarding Taxes executed on or prior to the Closing Date, (iii) any installment sale or open transaction disposition entered into on or prior to the Closing, (iv) any prepaid amount received or deferred revenue accrued prior to the Closing outside of the ordinary course of business or (v) any intercompany transaction or excess loss account described in the Treasury Regulations under Code Section 1502 (or any corresponding, analogous or similar provision of state, local, or non-U.S. income Tax Law).

(i) Neither the Company nor any of its Subsidiaries (i) has been a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the two (2) years prior to the date hereof or (ii) has been a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

Section 3.12. Contracts and Commitments.

(a) Section 3.12(a) of the Company Disclosure Letter identifies each Contract that constitutes a Company Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following shall be deemed a “Company Material Contract”:

(i) “material contract” (as such term is defined in Item 601 (b)(10) of Regulation S-K of the SEC) with respect to the Company or its Subsidiaries that was required to be filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, or any Company SEC Documents filed after the date of filing of such Form 10-K;

(ii) collective bargaining agreement or Contract with any labor union, trade organization, works council or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions) (“Labor Agreements”);

(iii) Contract establishing or relating to the formation, creation, operation, management or control of any joint venture, partnership, collaboration or similar arrangement;

(iv) Contract (A) prohibiting or materially limiting the right of the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to purchase or otherwise obtain any material product or service exclusively from a single party, to purchase a specified minimum amount of goods or services with a value in excess of $1,000,000, or to sell any material product or service exclusively to a single party, (C) under which any Person has been granted the (1) exclusive right to develop, manufacture, sell, market or distribute the Products, or (2) non-exclusive right to develop, manufacture, sell, market or distribute the Products (excluding, solely for subclause (C)(2), any Routine Services Contracts entered into in the ordinary course of business), (D) provides for “exclusivity” or any similar requirement in favor of any Person or group of Persons or in any geographical area or (E) requiring the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to conduct any business on a “most favored nations” basis with any Person;

(v) Contract containing any “non-solicitation” or “no-hire” provision that restricts the Company or any of its Subsidiaries;

(vi) Contract in respect of Indebtedness of $500,000 or more, or any loan by the Company to any other Person;

(vii) Contract (other than a Company Plan) providing for an Affiliate Transaction;

(viii) Contract relating to the voting or registration of any of the Company’s securities;

(ix) Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interests or assets other than as set forth in the Company Equity Plans, Company ESPP or forms of award agreements thereunder which have been filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, or any Company SEC Documents filed after the date of filing of such Form 10-K;

(x) Contract that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person;

(xi) (A) Contract and (B) open purchase order, in each case, for payments that remain or may become due of $1,000,000 or more (such Contracts and purchase orders, or work orders, change orders or master services agreements relating to the same, the “Purchase Orders”) other than, in each case, a Company Plan;

(xii) Corporate integrity agreement, consent decree, deferred prosecution agreement, non-prosecution agreement, or other similar type of agreement with Governmental Bodies that have existing or contingent performance obligations;

(xiii) Contract of the Company or any of its Subsidiaries relating to the settlement, conciliation or similar agreement with any Governmental Body or other Person, or that provides for any continuing material obligations on the part of the Company or any of its Subsidiaries;

(xiv) Contract of the Company or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the Company Securities, or otherwise prohibit, limit or restrict the pledging of Company Securities, or prohibit, limit or restrict the issuance of guarantees by the Company or any of its Subsidiaries other than the Company Equity Plans or any Contracts evidencing awards granted under the Company Equity Plans;

(xv) stockholders’, investors rights’, registration rights or similar Contract (excluding Contracts governing Equity Awards);

(xvi) Contract (including all amendments, extensions and renewals with respect thereto) pursuant to which the Company or any of its Subsidiaries leases, subleases, uses or occupies any real property;

(xvii) Contract with or binding upon the Company, any of its Subsidiaries or any of its or their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xviii) IP Contract;

(xix) Contract with any academic institution, research center or Governmental Body (excluding any Routine Services Contracts entered into in the ordinary course of business) that has created, or is anticipated to create, any Owned Intellectual Property or otherwise any material Company Intellectual Property (or the research or development of any of the foregoing or the funding for such research or development activities);

(xx) Contract with respect to commercialization, manufacturing, supply, collaboration, co-promotion, discovery, research, development or profit sharing (including any such Contracts with any third-party payor or any third party contract research organization or third party contract manufacturing organization that develops, manufactures or supplies any Products and/or that directly conducts clinical trials), in each case, with a value in excess of $1,000,000, but excluding any such Contracts that do not contemplate any of (i) the assignment of any material Intellectual Property by the Company to any other Person, (ii) royalties or other revenue or profit sharing arrangements or (iii) the transfer or licensing of material Company Intellectual Property, other than non-exclusive licenses incidental to the performance of services or activities under such Contract;

(xxi) Contract pursuant to which the Company or any of its Subsidiaries has continuing guarantee, “earn-out” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business), including (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or its Subsidiaries, in each case, that could result in payments in excess of $500,000;

(xxii) Contract that obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure in an amount in excess of $500,000;

(xxiii) Contract or offer letter that is for the employment of any directors, officers or employees at annual base salary or base level of cash compensation in excess of $250,000, provided that proprietary information, invention assignment, and restrictive covenant agreements on the Company standard form(s) that have been disclosed on Section 3.12(a) of the Company Disclosure Letter need not be individually set forth on Section 3.12(a)(xxiii) of the Company Disclosure Letter;

(xxiv) Contract with any independent contractor or consultant involving annual payments in excess of $250,000; and

(xxv) Contract or arrangement to enter into any of the foregoing.

(b) A true and correct copy of all written Company Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Company Material Contract has been made available to Parent.

(c) (i) Neither the Company nor any of its Subsidiaries (A) is, or has received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any material rights or material benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any Company Material Contract (excluding expiration of any Contract in accordance with its terms or as required by the Contemplated Transactions), (iii) the Company and to the Knowledge of the Company, each other party to any such Company Material Contract has performed all material obligations required to be performed by such party as of the date of this Agreement and (iv ) each Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written (or to the Knowledge of the Company, oral) notice of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise).

Section 3.13. Intellectual Property.

(a) Section 3.13(a)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all Patents, Trademarks, Copyrights, domain names and social media accounts and handles, in each case, owned or purported to be owned by the Company or any of its Subsidiaries, in each case, that have been registered with or issued by a Governmental Body, or with respect to which the Company or any of its Subsidiaries has filed an application for registration (collectively, for clarity even if not listed on the Company Disclosure Letter, “Company Registered Intellectual Property”). Section 3.13(a)(ii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all Patents, Trademarks, and Copyrights, in each case, that are in-licensed by Company or any of its Subsidiaries that is material to the operation of the business or that is necessary or reasonably useful for the development, manufacture, commercialization, or other exploitation of any Product, in each case, that have been registered with or issued by a Governmental Body, or with respect to which the Company or any of its Subsidiaries has filed an application for registration (collectively, for clarity even if not listed on the Company Disclosure Letter, “Company In-Licensed Registered Intellectual Property,” and together with the Company Registered Intellectual Property, the “Registered Intellectual Property”). Section 3.13(a)(i) and Section 3.13(a)(ii) of the Company Disclosure Letter specifically indicate for each item of the Registered Intellectual Property as of the date of this Agreement as applicable, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date.

(b) Except as expressly indicated on Section 3.13(a) of the Company Disclosure Letter, (i) all registrations within the Company Registered Intellectual Property are subsisting and in full force and effect and, to the Knowledge of the Company, are valid and enforceable, and all applications within the Company Registered Intellectual Property are subsisting and, to the Knowledge of the Company, will be valid and enforceable upon issuance and (ii) to the Knowledge of the Company, all registrations within the Company In-Licensed Registered Intellectual Property are subsisting and in full force and effect and are valid and enforceable, and, to the Knowledge of the Company, all applications within the Company In-Licensed Registered Intellectual Property are subsisting and will be valid and enforceable upon issuance. The Company and its Subsidiaries (with respect to the Company Registered Intellectual Property) and, to the Knowledge of the Company, the third parties that own the Company In-Licensed Registered Intellectual Property (with respect to the Company In-Licensed Registered Intellectual Property) (A) have made all necessary filings and paid all necessary registration, maintenance, renewal and other fees required for registering and maintaining the Registered Intellectual Property and (B) have timely filed all necessary documents and certificates in connection therewith with the relevant Patent, Trademark, Copyright, domain name registrar or other authorities in the United States or non-U.S. jurisdictions, as the case may be, for the purpose of registering and maintaining in full force and effect such Company Registered Intellectual Property.

(c) The Company or a Subsidiary of the Company is the exclusive owner of all rights, title and interests in and to all Owned Intellectual Property, free and clear of all Liens (except for Permitted Liens), and possesses legally sufficient and enforceable rights pursuant to written agreements to use all other Company Intellectual Property as such Intellectual Property is used in the conduct of the Company’s business; provided, however, that this sentence will not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 3.13(e) below. Except as expressly set forth in Section 3.13(c) of the Company Disclosure Letter, no third party has any joint ownership in any inventions claimed by any issued Patents or pending claims in any applications for Patents included in the Owned Intellectual Property (or to the Knowledge of the Company, any Company In-Licensed Intellectual Property).

(d) The Company and each of its Subsidiaries has, using reasonable best efforts, prepared or is diligently preparing to file patent applications for all potentially patentable inventions within the Owned Intellectual Property (or otherwise in the Company In-Licensed Intellectual Property to the extent the Company controls filing or prosecution thereof), except where, in the exercise of reasonable business judgment, the Company or such Subsidiary (as applicable) has decided not to file or has decided to defer filing, a patent application on a potentially patentable invention. The Company and its Subsidiaries have complied in all material respects with all Laws regarding the duty of disclosure, candor and good faith in connection with each Patent included in the Owned Intellectual Property (or otherwise in the Company In-Licensed Intellectual Property to the extent the Company controls filing or prosecution thereof). No public disclosure bar by the Company or its Subsidiaries has occurred or on sale bar by the Company or its Subsidiaries has arisen which has rendered or would reasonably be expected to render any material Patent contained in the Owned Intellectual Property (or otherwise in the Company In-Licensed Intellectual Property to the extent the Company controls filing or prosecution thereof) unenforceable or invalid.

(e) To the Knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ business, including the research, development, and manufacture of the Products, has not infringed, misappropriated or otherwise violated and is not infringing, misappropriating or otherwise violating any Intellectual Property of any Person. Neither the Company nor any of its Subsidiaries has received any written notice from any Person (i) claiming any infringement, misappropriation or violation of the Intellectual Property of such Person or (ii) contesting the use, ownership, scope, validity or enforceability of any of the Company Intellectual Property. As of the date of this Agreement, there is no Action pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries (or to the Knowledge of the Company, any other Person) claiming or contesting any of the foregoing (other than, for clarity, office actions initiated by the U.S. Patent and Trademark Office or any foreign equivalent in the ordinary course of prosecution). None of the Owned Intellectual Property, and to the Knowledge of the Company, other Company Intellectual Property is subject to any pending or outstanding judgment issued by a Governmental Body that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Intellectual Property.

(f) To the Knowledge of the Company, no Person has misappropriated, infringed or otherwise violated or is infringing, misappropriating or otherwise violating any Owned Intellectual Property or Company In-Licensed Intellectual Property, and no such claims have been made against any other Person by the Company or any of its Subsidiaries.

(g) Section 3.13(g) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all IP Contracts to which the Company or any of its Subsidiaries is a party. The Company has made available to Parent and Merger Sub true and complete copies of all such IP Contracts. Except as set forth on Section 3.13(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (i)(A) result in or require the grant, assignment or transfer to any other Person (other than Parent, Merger Sub or any of their respective Affiliates) of any license or other right or interest under, to or in any of the Company Intellectual Property or any of the Intellectual Property of Parent, Merger Sub or any of their respective Affiliates or (B) cause a material loss or impairment of any Company Intellectual Property and (ii)(A) the Company or a Subsidiary of the Company does not owe or receive any royalties, milestones, annual maintenance fees, or other payments to or from any Person for the use of any Intellectual Property, and (B) excluding Inactive Clinical Trial Agreements, the Company or a Subsidiary of the Company has never agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to the Company Intellectual Property.

(h) No past or present director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any Owned Intellectual Property or, to the Knowledge of the Company, any other Company Intellectual Property that is or could be material to the operation of the Company or its Subsidiaries. Each current and former employee, officer and director of the Company or any of its Subsidiaries, each current and former independent contractor and consultant of the Company or any of its Subsidiaries, and any other Person who is or has been involved in the creation or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries has executed a valid and enforceable written agreement (i) requiring such Person to maintain the confidentiality of all confidential information of the Company or its Subsidiaries, (ii) permitting such Person to use such information only for the benefit of the Company or its Subsidiaries in the scope of such Person’s employment or engagement by the Company or any of its Subsidiaries (as the case may be) and (iii) providing for the effective assignment to the Company or any of its Subsidiaries of all rights, title and interests in and to all Intellectual Property created or developed for the Company or any of its Subsidiaries in the course of such Person’s employment or retention thereby. There is no material uncured breach by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, the counterparty, under any such agreement.

(i) The Company and its Subsidiaries have taken and currently take commercially reasonable steps to prevent the unauthorized disclosure or use of its material Trade Secrets (and to maintain the secrecy and value thereof). To the Knowledge of the Company, no Trade Secret that is material to the business of the Company and its Subsidiaries as presently conducted has been disclosed to any Person, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret.

(j) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution (i) has been or is being used to create, in whole or in part, any Owned Intellectual Property (or, to the Knowledge of the Company, other material Company Intellectual Property), except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership of, or use rights to (except for use rights during the term of the applicable agreement between the Company or any of its Subsidiaries, on the one hand, and such Governmental Body or educational institution, on the other hand, solely to conduct activities within the scope of such applicable agreement or non-exclusive licenses solely for internal education or research use) such Company Intellectual Property or (ii) requires or otherwise obligates the Company or any of its Subsidiaries to grant or offer to any such Governmental Body or institution any license or other right to such Company Intellectual Property (except for use rights during the term of the applicable agreement between the Company and such Governmental Body or institution solely to conduct activities within the scope of such applicable agreement or non-exclusive licenses solely for internal education or research use). No current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries who contributed to the creation or development of any Company Intellectual Property has, to the Knowledge of the Company, performed services for a Governmental Body or any university, college, research institute or other educational institution related to the Company’s or its Subsidiaries’ business as presently conducted during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.

(k) The computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Company or any of its Subsidiaries (collectively, the “Company Systems”) are sufficient for the conduct of its business as presently conducted by Company and its Subsidiaries. The Company (i) lawfully owns, leases or licenses all Company Systems that are used in, held for use in or necessary for the operations of the business as conducted as of the date hereof, and (ii) will continue to have such rights immediately after the Closing to the same extent as prior to the Closing, in each case of clauses (i) and (ii), to the extent material to the business of the Company and its Subsidiaries, taken as a whole. Since January 1, 2023, (A) there have been no failures, breakdowns, breaches, defects, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in the substantial disruption or substantial interruption in or to the use of such Company Systems or the conduct of the business of the Company and its Subsidiaries as presently conducted, and (B) there have not been any material incidents of unauthorized access or other material security breaches of the Company Systems. The Company and its Subsidiaries (x) have taken, and take, commercially reasonable efforts (including maintaining policies and procedures) to maintain and protect the integrity, security and operation of the Company Systems owned or controlled by the Company and its Subsidiaries, and (y) have implemented and maintain backup and disaster recovery technology and procedures consistent with reasonable information technology security practices for a company of its size and nature. To the Knowledge of the Company, as of the date hereof, the Company Systems do not contain any malware, “back door,” “time bomb,” “Trojan horses,” “worm,” “drop dead device,” “virus” or other malicious code. To the Knowledge of the Company, in the last four (4) years, the Company and its Subsidiaries have not been subjected to an audit of any kind in connection with any Contract pursuant to which they use any third-party Company System, nor received any notice of intent to conduct any such audit.

(l) All Training Data that are currently or, since January 1, 2023 have been, used in any AI Technology in the conduct of the business of the Company and its Subsidiaries are either proprietary to the Company or have been obtained by the Company and in accordance in all material respects with the applicable terms and Laws governing such use (including each end user license agreement, terms of use, privacy policy, consent, or other terms that govern the Company’s collection and use of third-party data) and in compliance in all material respects with all required consent and notification obligations. Since January 1, 2023, neither the Company nor any of its Subsidiaries have received any notice of any material claims, allegations, notices, demands, or investigations pertaining to the Company’s use of AI Technology. The Company has not (i) permitted any Trade Secrets or Personal Information to be accessed or used as Training Data by any other Person or (ii) used or employed AI Technology in a manner that would in any way qualify, limit or impair the Company’s ownership of, or ability to use, commercialize or otherwise exploit, any Company Intellectual Property.

Section 3.14. Litigation. As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of the Company, threatened against or by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, against another Person for which the Company or any of its Subsidiaries is providing indemnification or other support, at law or in equity, or before or by any Governmental Body or any Person, and neither the Company nor any of its Subsidiaries is subject to or in violation of any outstanding material judgment, injunction, rule, order or decree of any court or Governmental Body.

Section 3.15. Insurance. Section 3.15 of the Company Disclosure Letter sets forth each material insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement. As of the date of this Agreement, each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) neither the Company nor any of its Subsidiaries is in breach or default under any such insurance policy, (ii) no notice of cancellation or termination has been received with respect to any insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not have a Company Material Adverse Effect.

Section 3.16. Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Letter lists all material Company Plans.

(b) With respect to each material Company Plan, the Company has made available to Parent and Merger Sub true and complete copies of the following (as applicable) prior to the date of this Agreement: (i) the current plan document, including all amendments thereto or, with respect to any such unwritten Company Plan, a written summary of all material terms thereof, (ii) the current summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments, insurance policies, administrative agreements, or other funding-related documents, (iv) a copy of the most recent financial statements, (v) the three (3) most recent annual reports on Form 5500 required to be filed with the IRS, (vi) a copy of all non-routine correspondence with any Governmental Body relating to a Company Plan received or sent within the last six (6) years, (vii) results of non-discrimination testing for each of the last three (3) years (including details of any related corrections), (viii) all Forms 1094-C for the Company and any of its Subsidiaries that served as an employing entity from 2018 to 2024, and (ix) the current IRS determination, advisory or opinion letter.

(c) Each Company Plan that is intended to be “qualified” under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion or advisory letter from the IRS as to its qualification, each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and, to the Knowledge of the Company, no event has occurred with respect to any such Company Plan, either by reason of any action or failure to act, that could reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status or result in material Liability to the Company or any of its Subsidiaries.

(d) Each Company Plan, including any associated trust or fund, has been established, maintained, operated, funded and administered in compliance with its terms and complies, in all material respects, in form and in operation with the requirements of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Laws. With respect to each Company Plan or the assets thereof, there are no Actions or claims pending or, to the Knowledge of the Company, threatened, other than routine claims for benefits in the ordinary course, and to the Knowledge of the Company no fact or circumstance exists that would be reasonably likely to give rise to any such Action or claim. No Company Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Body, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(e) No Company Plan is and none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has at any time sponsored, contributed to or been required to contribute to, or had or otherwise has any Liability or obligation under or in respect of, a plan that is or was at any relevant time (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan (as defined in Section 3(35) of ERISA), (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or Section 210 of ERISA, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. Neither the Company nor any of its Subsidiaries has any Liability by reason of at any time being considered a single employer under Section 414 of the Code with any Person other than the Company or its Subsidiaries. The Company Plans do not obligate, and neither the Company not any of its Subsidiaries otherwise have any Liability to provide a current or former employee or other service provider (or any spouse or dependent thereof) any life insurance or medical or welfare benefits after his or her termination of employment or service with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the sole expense of the participant.

(f) All material contributions, reimbursements, distributions, premiums and benefit payments that are due under any Company Plan have been timely made and all such amounts for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. Neither the Company nor any of its Subsidiaries has incurred any Tax (whether or not assessed) pursuant to Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA, breach of fiduciary duty (as determined under ERISA) with respect to any Company Plan.

(g) Except as set forth in Section 2.2 of this Agreement or in Section 3.16(g) of the Company Disclosure Letter, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, could, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any compensatory payment (including severance, bonus or other similar payment) becoming due to any current or former officer, director, employee or individual service provider of the Company or any of its Subsidiaries under a Company Plan or otherwise, (ii) increase or otherwise enhance any benefits or compensation payable under any Company Plan to a current or former officer, employee or individual service provider of the Company or any of its Subsidiaries, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits or trigger any other obligation under any Company Plan, (iv) require the Company or any of its Subsidiaries to set aside any assets to fund or trigger any payment or funding of any benefits under any Company Plan, (v) result in any violation of, or default under, any Company Plan, (vi) limit or restrict the right of the Company to merge, amend or terminate any Company Plan or (vii) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code.

(h) Neither the Company nor any of its Subsidiaries has any obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state or local Law relating to Tax). The Company will provide to Parent as soon as reasonably practicable, but in no event later than thirty (30) days prior to the Effective Time, calculations regarding whether any payments made or which may be made to “disqualified individuals” are “excess parachute payments”, as such terms are defined in Section 280G of the Code, which calculations will include any arrangements that Parent may offer or enter into with such “disqualified individuals”, to the extent such arrangements have been communicated to the Company or its Representatives.

(i) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company or any of its Subsidiaries has been documented and operated in material compliance with Section 409A of the Code and the applicable guidance and regulations thereunder.

(j) Section 3.16(j) of the Company Disclosure Letter sets forth a list of each Company Plan maintained for the benefit of any current or former employee or other individual service provider who performs services for the Company or any of its Subsidiaries outside of the United States (each, a “Non-U.S. Plan”). There is no Non-U.S. Plan in the nature of a defined benefit plan or multiemployer plan for the benefit of any Person in, or subject to any legal requirements of, a jurisdiction outside the United States. Each Non-U.S. Plan (i) if intended to qualify for special tax treatment under applicable Law, satisfies all requirements to obtain such tax treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by such an insurance policy, as applicable, based on reasonable and appropriate actuarial assumptions in accordance with applicable accounting principles and applicable Law, and (iii) has been maintained in compliance in all material respects with applicable Law.

Section 3.17. Environmental Compliance and Conditions.

(a) Each of the Company and its Subsidiaries is, and since January 1, 2020 has been, in material compliance with all Environmental Laws;

(b) Each of the Company and its Subsidiaries holds, and is in compliance in all material respects with, all Permits required under Environmental Laws to operate their business at the Company Real Property as presently conducted;

(c) Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws, and neither the Company nor any of its Subsidiaries have any unresolved obligations under any judgment or consent decree or other agreement resolving any alleged violation of or Liability under Environmental Laws;

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has released any Hazardous Substance on, under or about the Company Real Property or any other real property now or formerly occupied or used by the Company or any of its Subsidiaries in a manner that reasonably could be expected to give rise to Liability for the Company or any of its Subsidiaries under any Environmental Laws; and

(e) The Company has made available to Parent true and complete copies of all material environmental reports, audits, assessments, correspondence, or studies in the Company’s possession or control relating to the environmental condition of the Company Real Property or to the compliance of the Company or any of its Subsidiaries with Environmental Laws.

Section 3.18. Employment and Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any Labor Agreement, and no employees of the Company nor any of its Subsidiaries are represented by a labor union, works council or other employee representative body. Neither the Company nor any of its Subsidiaries has experienced any actual or, to the Knowledge of the Company, threatened labor disruptions, arbitrations, picketing, strikes, slowdowns, handbilling, work stoppages, lockouts, material labor grievances, claims of unfair labor practices, or other collective bargaining or labor disputes since January 1, 2023, and, to the Knowledge of the Company, has not experienced union organization attempts since such date. Since January 1, 2023, no labor union, works council, other labor organization, or group of employees of the Company or any of its Subsidiaries has made a demand or petition for recognition or certification, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Neither the Company nor any of its Subsidiaries has any notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Contemplated Transactions. There are, and since January 1, 2023 have been, no Actions pending or threatened by or before any Governmental Body against or affecting the Company or any of its Subsidiaries concerning employment-related matters (including any grievances or unfair labor practice charges) or brought by or on behalf of any current or former applicant, employee or independent contractor of the Company or any of its Subsidiaries.

(b) Each of the Company and its Subsidiaries is and, since January 1, 2023, has been in compliance, in all material respects, with all Laws relating to labor and employment, including all such Laws relating to wages and hours (including minimum wage and overtime wages), human rights, discrimination, harassment, retaliation, pay equity, employment equity, paid sick days/leave entitlements and benefits, family and medical leave and other leaves of absence (including the federal Emergency Family and Medical Leave Expansion Act), workers’ compensation, safety and health, immigration and work authorization (including the completion and retention of Forms I-9 for all employees and the proper confirmation of employee visas), worker classification and payment (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar non-U.S., state, provincial or local “mass layoff” or “plant closing” Laws (“WARN”)), terms and conditions of employment, whistleblowing, disability rights or benefits, employee trainings and notices, background checks and drug testing, labor relations, employee leave issues, affirmative action and unemployment insurance.

(c) There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar non-U.S., state, provincial or local Laws) with respect to the Company or any of its Subsidiaries since January 1, 2023.

(d) No Current Employee with annualized compensation at or above $250,000 has given notice of termination of employment or, to the Knowledge of the Company, otherwise intends to terminate employment with the Company or any of its Subsidiaries within the twelve (12) months following the Closing.

(e) All employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any material amounts being owed to such individual in connection with the termination of their employment, other than with respect to wages accrued before termination, vested benefits under and in accordance with the terms of the Company Plans, and severance under Company Plans disclosed on Section 3.16(a) of the Company Disclosure Letter or amounts required by applicable Law. The relationships with all individuals who act on their own as contractors or as other service providers can be terminated for any reason with no greater than thirty (30) days’ prior written notice, without any amounts being owed to such individuals, other than with respect to payments earned before the notice of termination Neither the Company nor any of its Subsidiaries sponsors any employee for, or otherwise knowingly engage any employee working pursuant to, a nonimmigrant visa.

(f) The Company has made available to Parent a true and complete list of (i) the employee identification number, name, current compensation rate (including salary and target annual bonus or commission opportunity), date of hire, work location, visa status, leave status and current job title or position of each officer and employee of the Company and each of its Subsidiaries, (ii) the names of each other individual who has accepted an offer of employment made by the Company or any of its Subsidiaries but whose employment has not yet commenced and (iii) the names of each other individual to whom an offer of employment is outstanding by the Company or any of its Subsidiaries, together with each such individual’s actual or offered position or function, date of hire, location, status as active or inactive, whether such individual is on a time limited visa, base pay, bonus target, whether such position is exempt or non-exempt, leave status and expected return to work date.

(g) Section 3.18(g) of the Company Disclosure Letter lists all individual independent contractors to the Company or any of its Subsidiaries who have performed services for the Company or any of its Subsidiaries within the past twelve (12) months, including name, date of engagement, current rate of payment and any incentive compensation opportunities, term of engagement, and work location.

(h) The Company has made available to Parent a complete and accurate copy of each written personnel policy and material written personnel rule or procedure generally applicable to employees of the Company and each of its Subsidiaries.

(i) In the three (3) years prior to the date of this Agreement, no executive or key employee of the Company or any of its Subsidiaries has been the subject of any sexual or other type of discrimination, harassment, or misconduct allegations during his or her tenure at the Company or any of its Subsidiaries. In the three (3) years prior to the date of this Agreement, each of the Company and its Subsidiaries has reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations which have been reported to the Company or the applicable Subsidiary, and took such actions as deemed reasonably appropriate following any such investigation. With respect to each such allegation with potential merit, each of the Company and its Subsidiaries has taken prompt corrective action that is reasonably calculated to prevent further improper action. Neither the Company nor any of its Subsidiaries reasonably expects any material Liabilities with respect to any such allegations and, to the Knowledge of the Company, there are no allegations relating to officers, directors, employees, contractors, or agents of the Company or such Subsidiary, that, if known to the public, would bring the Company or such Subsidiary into material disrepute.

(j) To the Knowledge of the Company, no current or former employee or independent contractor of the Company or any of its Subsidiaries is in any material respect in violation of any term of any nondisclosure agreement, noncompetition agreement, nonsolicitation agreement, or other restrictive covenant agreement or obligation: (i) owed to the Company or any of its Subsidiaries; or (ii) owed to any third party with respect to such Person’s right to be employed or engaged by the Company or any of its Subsidiaries.

(k) Each of the Company and its Subsidiaries is, and since January 1, 2023, has been, in compliance in all material respects with all applicable immigration Laws, including, the Immigration Reform and Control Act of 1986 and any amendments thereto. Each of the Company and its Subsidiaries has properly completed and retained Form I-9 (Employment Eligibility Verification) for all current and former employees hired to perform services in the United States, as required by applicable Law. All individuals employed by the Company or any of its Subsidiaries in the United States are authorized to work in the United States.

Section 3.19. Regulatory and Compliance Matters.

(a) Each of the Company and its Subsidiaries holds all material Permits, is operating and has since January 1, 2023 operated in material compliance with such material Permits, and has submitted written notices to, all Governmental Bodies, including all authorizations under the Healthcare Laws, and all other similar Laws necessary for the lawful operation of the business of the Company and its Subsidiaries as currently conducted, including any INDs, NDAs and MAAs (the “Regulatory Authorizations”), and as of the date of this Agreement, all such Regulatory Authorizations are (i) in full force and effect, (ii) in material compliance with all material filing and maintenance requirements and (iii) in material good standing, valid and enforceable. There has not occurred any material violation of, or default (with or without written notice or lapse of time or both) under any Regulatory Authorization. Each of the Company and its Subsidiaries has fulfilled and performed all of their respective material obligations with respect to such Regulatory Authorizations, and is in compliance in all material respects with the terms of all Regulatory Authorizations. Section 3.19(a) of the Company Disclosure Letter lists all current Permits, including all Regulatory Authorizations, held by the Company and its Subsidiaries. No material limitation, adverse modification, revocation, withdrawal, cancellation, lapse, integrity review, suspension, termination, or any other materially adverse Action against any Permits, including any Regulatory Authorization is pending, under investigation, or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company, no event has occurred which allows, or after written notice or lapse of time would allow any such action. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received notice of any pending or, to the Knowledge of the Company, threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Action from any Governmental Body alleging that any operation or activity of the Company or any of its Subsidiaries is in material violation of any Law that applies to a Regulatory Authorization. The Contemplated Transactions, in and of themselves, will not cause the revocation or cancellation of any Regulatory Authorization pursuant to the terms of any such Regulatory Authorization.

(b) Since January 1, 2023, all of the Products that are subject to the jurisdiction of the FDA, EMA or other Governmental Body have been and are being researched, manufactured, packaged, imported, exported, processed, developed, labeled, stored, shipped, handled, warehoused, distributed, and tested by or on behalf of the Company or any of its Subsidiaries in material compliance with all applicable requirements under any Permit or Law, including but not limited to the Regulatory Authorizations and Healthcare Laws. None of the Company’s nor any of its Subsidiaries’ Products have been marketed by or on behalf of the Company, any of its Subsidiaries, or any of its Affiliates. None of the Company’s nor any of its Subsidiaries’ Products have been adulterated, misbranded, or prohibited from introduction into interstate commerce under applicable Laws.

(c) Since January 1, 2023, the Company and its Subsidiaries have filed, maintained or furnished all material applications, reports, documents, claims, Regulatory Authorizations, amendments, modifications, notices, declarations, listings, registrations, reports and other information required under applicable Law to be filed, maintained or furnished to the FDA, EMA, or any other Governmental Body in connection with the Products or the operation of the business. Since January 1, 2023, all documents, applications, notifications, submissions, information, claims, amendments, modifications, declarations, listings, registrations, reports and data utilized by the Company and its Subsidiaries as the basis for, or submitted by the Company or any of its Subsidiaries in connection with, any and all requests for the Regulatory Authorizations relating to the Company or any of its Subsidiaries were to the Knowledge of the Company, in compliance in all material respects with applicable Healthcare Laws when filed, maintained, or furnished, and were complete and correct in all material respects as of the date of submission (or were corrected in or supplemented by a subsequent filing), and no material deficiencies have been asserted by any applicable Governmental Body with respect to any such applications, documents, notifications, submissions, information, claims, amendments, modifications, declarations, listings, registrations, reports, and data. To the Company’s Knowledge, no facts or circumstances exist that would be reasonably likely to cause any Governmental Body to take action to materially limit, suspend, materially modify, or revoke and material Regulatory Authorization. Any material updates, changes, corrections, or modifications to such documents required under applicable Healthcare Laws have been submitted in a timely and complete manner.

(d) Since January 1, 2023, neither the Company nor any of its Subsidiaries nor any of their respective officers or employees, or, to the Knowledge of the Company, any agents or clinical investigator acting for the Company, has (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to any Governmental Body, or (iii) committed any act, made any statement, or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or any similar policy or Law regarding the communication or submission of false information to any applicable Governmental Body. Neither the Company nor any of its Subsidiaries has committed or engaged in any fraud or falsification or forgery of any research or development data, report, studies or publications or of any document or statement submitted to any Governmental Body. There have been no allegations of, or investigations into, research misconduct (i.e., falsification or fabrication of data or plagiarism) with respect to any nonclinical studies, tests or clinical trials with which the Company or any of its Subsidiaries has been involved.

(e) Since January 1, 2023, the manufacture of Products, including the Products used in any clinical trials, by or on behalf of the Company or any of its Subsidiaries has been and is being conducted in material compliance with all applicable Laws including the current Good Manufacturing Practices.

(f) Since January 1, 2023, all clinical trials and nonclinical studies and tests conducted by or on behalf of the Company or any of its Subsidiaries have been, and if still pending are being, conducted in material compliance with all applicable research protocols, corrective action plans, Good Clinical Practices, Good Laboratory Practices, institutional review board requirements and all applicable

Healthcare Laws. No clinical trial, nonclinical study or test conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion. Neither the Company nor any of its Subsidiaries has, as of the date hereof, received any written notice or other communication that any Governmental Body, investigator, institutional review board, independent ethics committee or any other similar body has (i) refused to approve any clinical trial, nonclinical study or test, or any amendment thereto, conducted or proposed to be conducted by or on behalf of the Company or any of its Subsidiaries, or (ii) has initiated, or threatened to initiate, any action to (1) suspend, terminate, or materially modify or restrict any clinical trial, nonclinical study or test conducted by or on behalf of the Company or any of its Subsidiaries, (2) place any clinical study of the Products on “clinical hold,” (3) suspend or terminate any IND related to the Products, or (4) recall or suspend the research, development, import, export or manufacture of the Products, and, to the Knowledge of the Company, there exist no facts or circumstances reasonably likely to give rise to any such action.

(g) Since January 1, 2023, none of the Company, its Subsidiaries or, to the Knowledge of the Company, any person acting on its behalf has, with respect to the Products, (i) been subject to a Governmental Body shutdown or import or export prohibition, or (ii) received any Form FDA 483, notice of inspectional observations, warning letter, untitled letter or similar written correspondence from any Governmental Body alleging or asserting material noncompliance with applicable Law or Permit, including any Healthcare Laws or Regulatory Authorizations and, to the Knowledge of the Company, no Governmental Body is considering such action. Since January 1, 2023, neither the Company nor any of its Subsidiaries has initiated, conducted or issued, or caused to be initiated, conducted or issued, any investigator notice, or other notice, recall, safety alert or Action relating to an alleged lack of safety or efficacy or regulatory non-compliance with respect to the Products.

(h) Each of the Company and its Subsidiaries is, and at all times between January 1, 2023 and the date of this Agreement has been, in material compliance with all applicable Healthcare Laws and, as of the date of this Agreement, there is no civil, criminal, administrative, or other Action, subpoena, civil investigative demand, suit, claim, hearing, proceeding, notice or demand pending, received by or threatened in writing against the Company or any of its Subsidiaries related to such Healthcare Laws.

(i) Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, non-prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Body or Person.

(j) To the extent required by applicable Law and commensurate with its current business and scope of operations, the Company and each of its Subsidiaries have implemented a compliance program that conforms to, and materially ensures compliance with, applicable Healthcare Laws.

(k) To the extent applicable to the Company’s current business, the compensation that the Company and each of its Subsidiaries pay, and have paid, to licensed health care professionals (i) is for bona fide purposes, and (ii) comply with applicable Healthcare Laws in all material respects.

(l) Neither the Company nor any of its Subsidiaries has, at any time since January 1, 2023, in any material respect, (i) violated or been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or been in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or been in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) violated any anti-bribery or anti-corruption Law in any non-U.S. jurisdiction, or (v) violated or been in violation of any other Laws regarding use of funds for political activity or commercial bribery. The Company and its Subsidiaries have instituted and maintained policies and procedures designed to prevent such actions to the extent such Laws are applicable to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has, at any time since January 1, 2023, (i) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”) or (ii) received written notice that it is subject to any investigation by any Governmental Body with regard to any Prohibited Payment.

(m) Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, managers or employees, or, to the Knowledge of the Company, any of their respective agents, contractors or any other Person acting on behalf of the Company or any of its Subsidiaries, is currently or has since April 24, 2019 been: (i) a Restricted Person, or (ii) except as may be authorized by Law, operating in, conducting business with, or otherwise engaging in dealings, whether directly or indirectly (A) with or for the benefit of any Restricted Person, or (B) in or for the benefit of any Sanctioned Country; or (iii) in violation in any material respect of any Sanctions Laws, Ex-Im Laws or U.S. anti-boycott Laws.

(n) Neither the Company nor any of its Subsidiaries, except to the extent arising solely in connection with any employee benefit plan that is a “health plan” under HIPAA (including activities undertaken as plan sponsor or on behalf of such plan), (i) is or has been a “Covered Entity” or a “Business Associate” (as those terms are defined under HIPAA), or (ii) has entered into a “Business Associate” agreement with any “Covered Entity.”

(o) Between January 1, 2023 and the date of this Agreement, the Company has complied in all material respects with all applicable Privacy Laws, including providing any notice, obtaining any consent or prior authorization, and conducting any assessment, in each case to the extent material to the Company and required under applicable Privacy Laws (including with respect to the Personal Information of clinical trial participants, patients, patient family members, caregivers or advocates, employees, physicians and other health care professionals, clinical trial investigators, researchers and pharmacists). The Company has, since January 1, 2023, complied in all material respects with each of its published, public-facing notices (including those provided to clinical trial participants), statements, policies, and procedures and its contractual commitments concerning the Processing, privacy, or security of Personal Information (the “Privacy Requirements”). As of the date of this Agreement; (i) there are no pending claims that have been asserted or threatened in writing against the Company, and (ii) neither the Company nor any of its Subsidiaries have, since January 1, 2023, received written notice that they have been the subject or any investigation or enforcement action by any Person, in each case with respect to clauses (i) and (ii) alleging violations by the Company or its Subsidiaries of Privacy Laws or Privacy Policies.

(p) The Company and each of its Subsidiaries have implemented and maintain written policies and appropriate technical, physical, and organizational measures designed to protect Personal Information in their possession or under their control from a unlawful or unauthorized access, use, loss, modification, disclosure, or any other data breach or cybersecurity attack or incident (“Security Incident”). Neither the Company nor its Subsidiaries, since January 1, 2023, have notified individuals or any Governmental Body of any Security Incident, or experienced a Security Incident that would require notification of individuals or to any Governmental Body under any applicable Privacy Law.

(q) The Company and each of its Subsidiaries (i) have obtained or will obtain all rights, permissions, and consents necessary to permit the transfer of Personal Information to Parent and Merger

Sub in connection with the Contemplated Transactions, or (ii) have otherwise verified that applicable Law permits them to transfer Personal Information to Parent and Merger Sub in connection with the Contemplated Transactions.

(q) Between January 1, 2023 and the date of this Agreement, neither the Company nor any of its Subsidiaries or their respective owners, directors, officers, managers, employees or, to the Knowledge of the Company, any other Person acting at the direction of or on behalf of the Company or any of its Subsidiaries, including, clinical investigators, contractors, vendors, or other personnel: (i) has been charged with, convicted of, or entered into a plea of guilty or nolo contendere to any criminal or civil offense relating to the delivery of an item or service under any Federal Health Care Program, (ii) has been debarred by the FDA pursuant to 21 U.S.C. § 335a or disqualified from serving as a clinical investigator pursuant to 21 C.F.R. § 312.70, (iii) has been debarred, excluded or suspended from participation in any Federal Health Care Program, (iv) has had a civil monetary penalty assessed against it, him or her under 42 U.S.C. § 1320a-7a, (v) is, or has been listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies, (vi) has received notice that it is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense or (vii) has engaged in any activity that is in violation of, or is cause for civil penalties, debarment, disqualification or mandatory or permissive exclusion under federal or state Laws.

(r) With respect to the Products, there is no clinical data or material written correspondence between the Company and any Governmental Body that has not been made available to Parent as of the date of this Agreement.

Section 3.20. Suppliers. Section 3.20 of the Company Disclosure Letter sets forth a complete and accurate list (including dollar amounts and percentages) of the top fifteen (15) suppliers of materials, products or services related to the business of the Company and its Subsidiaries (measured by the aggregate amount purchased by the Company or its Subsidiaries) for (a) the fiscal year ended December 31, 2024 and (b) the nine (9) month period ended September 30, 2025 (the “Material Suppliers”). None of the Material Suppliers has, as of the date of this Agreement, cancelled, terminated or otherwise materially and adversely altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified the Company or any of its Subsidiaries in writing of any intention to do any of the foregoing or, to the Knowledge of the Company, threatened in writing to cancel, terminate or materially and adversely alter (including any material reduction in the rate or amount of sales or material increase in the prices charged) its relationship with the Company.

Section 3.21. Brokerage. Other than Jefferies LLC and Moelis & Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company or any of its Affiliates.

Section 3.22. No Rights Agreement; Anti-Takeover Provisions. As of the date of this Agreement, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. Assuming the accuracy of the representations and warranties set forth in Section 4.8, the Company Board has taken all action necessary to render Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law inapplicable to the Merger. Assuming the accuracy of the representations and warranties set forth in Section 4.8, no restrictions of any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws apply or will apply to the Company pursuant to this Agreement or the Contemplated Transactions.

Section 3.23. Opinion.

(a) The Company Board has received, on or prior to the date of this Agreement, the oral opinion, to be subsequently confirmed in writing, of Jefferies LLC to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Common Share Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall provide a copy of such executed written opinion to Parent solely for informational purposes promptly after receipt thereof by the Company and execution of this Agreement by the parties hereto; provided that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.

(b) The Company Board has received, on or prior to the date of this Agreement, the oral opinion, to be subsequently confirmed in writing, of Moelis & Company LLC to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Common Share Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall provide a copy of such executed written opinion to Parent solely for informational purposes promptly after receipt thereof by the Company and execution of this Agreement by the parties hereto; provided that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.

Section 3.24. Affiliate Transactions. No present or former officer or director of the Company or any of its Subsidiaries, or any Person owning five percent (5%) or more of the Shares, and no Affiliate of such Person or family member of any such natural Person, is a party to any Contract with or binding upon the Company, its Subsidiaries or any of its or their respective properties or assets, or has any material interest in any property or asset owned, leased, licensed, sublicensed, used or occupied by the Company or any of its Subsidiaries, and neither the Company and nor any of its Subsidiaries have engaged in any transaction with any of the foregoing within the twelve (12) months preceding the date of this Agreement, other than (a) compensation of directors and executive officers of the Company or any of its Subsidiaries in the ordinary course and (b) equity interests granted to directors and executive officers of the Company or any of its Subsidiaries (each, an “Affiliate Transaction”).

Section 3.25. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER) OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS (AND PARENT ACKNOWLEDGES THAT IT HAS NOT RELIED UPON) ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

Section 4.1. Organization and Corporate Power. Each of Parent and Merger Sub is validly existing and in good standing under the Laws of the jurisdiction in which it was organized. Each of Parent and Merger Sub has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not have a Parent Material Adverse Effect. Parent, directly or indirectly, owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws).

Section 4.2. Authorization; Valid and Binding Agreement. Except for the approval of the sole stockholder of Merger Sub, each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform the obligations thereunder and to consummate the Merger. No other corporate action pursuant to the Laws of the jurisdictions in which Parent or Merger Sub is organized, on the part of Parent and Merger Sub, is necessary to authorize the execution and delivery of this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3. No Breach. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Contemplated Transactions do not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents) and (b) assuming all consents, approvals, authorizations and other actions described in Section 4.4 have been obtained, and all filings and obligations described in Section 4.4 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Merger Sub, either of their Subsidiaries or any of their properties or assets is subject, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Parent Material Adverse Effect.

Section 4.4. Consents. Except for (a) any applicable requirements of Antitrust and FDI Laws, (b) applicable requirements of the Exchange Act, (c) any filings required by the New York Stock Exchange and (d) the filing of the Certificate of Merger, Parent and Merger Sub are not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Parent or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions.

Section 4.5. Litigation. As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that seeks to enjoin the Merger or the other Contemplated Transactions, other than any such proceedings that would not have a Parent Material Adverse Effect.

Section 4.6. Brokerage. Other than BofA Securities, Inc., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Merger Sub.

Section 4.7. Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and has incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation and performance of its obligations hereunder.

Section 4.8. Ownership of Shares. During the three years prior to the date of this Agreement, none of Parent, Merger Sub, or, to the Knowledge of Parent, any of their respective controlled Affiliates has been an “interested stockholder” (as such terms are defined in Section 203 of the DGCL) of the Company.

Section 4.9. Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Merger. The vote or consent of the sole stockholder of Merger Sub (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger.

Section 4.10. Funds. Parent has sufficient cash or other liquid financial resources as of the Effective Time to, and at the Effective Time, Parent has caused Merger Sub to have, available the cash necessary to, consummate the Contemplated Transactions, including payment in cash of the aggregate Merger Consideration due at the Effective Time and to pay all related fees and expenses. Parent and Merger Sub acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 4.11. Other Agreements. Parent and Merger Sub have disclosed to the Company all contracts, agreements, or understandings (and, with respect to those that are written, Parent and Merger Sub have furnished to the Company correct and complete copies thereof) between or among Parent, Merger Sub, or any controlled Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or any of its Subsidiaries, on the other hand.

Section 4.12. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, NEITHER PARENT NOR MERGER SUB MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AND THE COMPANY IS NOT RELYING ON ANY REPRESENTATION OR WARRANTY OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT AND EACH OF PARENT AND MERGER SUB HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. NONE OF PARENT OR MERGER SUB OWES ANY DUTY, AS A FIDUCIARY OR OTHERWISE, TO THE COMPANY, ANY EQUITYHOLDER OR ANY OTHER PERSON IN CONNECTION WITH ITS OPERATION OF THE SURVIVING CORPORATION’S BUSINESS FOLLOWING THE CLOSING. THE COMPANY ACKNOWLEDGES AND AGREES THAT PARENT OWES NO OBLIGATION OR DUTY, AS A FIDUCIARY OR OTHERWISE, TO ANY HOLDER OR ANY OTHER PERSON IN CONNECTION WITH ITS OPERATION OF THE SURVIVING CORPORATION’S BUSINESS FOLLOWING CLOSING. THE PARTIES INTEND THE EXPRESS PROVISIONS OF THIS AGREEMENT TO GOVERN THEIR CONTRACTUAL RELATIONSHIP AND TO SUPERSEDE ANY STANDARD OF EFFORTS OR IMPLIED COVENANT OF GOOD FAITH AND FAIR DEALING

THAT MIGHT OTHERWISE BE IMPOSED BY ANY COURT OR OTHER GOVERNMENTAL BODY OR OTHERWISE.

ARTICLE V

COVENANTS

Section 5.1. Covenants of the Company.

(a) Except (i) as set forth in Section 5.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as required by this Agreement, or (iv) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to carry on its business in the ordinary course of business, and the Company shall use reasonable best efforts, and shall use reasonable best efforts to cause each of its Subsidiaries to (A) otherwise maintain and preserve intact its current business organization and to keep available the services of its current officers, employees, and consultants (other than terminations for cause pursuant to Section 5.1(b)(iii) below), (B) preserve its relationships with material suppliers, partners, licensors, licensees, distributors, Governmental Bodies and any others having material business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the Closing Date, and (C) comply in all material respects with all Laws applicable to the business of the Company and its Subsidiaries (it being understood and agreed that no action or failure to act by the Company or any of its Subsidiaries with respect to the matters expressly permitted by any provision of Section 5.1(b) will be deemed a breach of this Section 5.1(a)).

(b) Except (x) as set forth in Section 5.1(b) of the Company Disclosure Letter, (y) as required by applicable Law or (z) as required by this Agreement, during the Pre-Closing Period, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned):

(i) (A) authorize, declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Company Securities or (B) directly or indirectly redeem, repurchase, adjust, split, reverse split, combine, subdivide or otherwise acquire or reclassify any Company Securities, except, in any case as a result of (1) the exercise of Company Stock Options or settlement of Company RSUs, or vesting or exercise of purchase rights under the Company ESPP; (2) withholding shares of Company Common Stock in connection with the exercise of Company Stock Options or vesting of Company RSUs to satisfy the exercise price and/or applicable Tax withholding obligations; or (3) any forfeitures or repurchases of Company Stock Options, Company RSUs or purchase rights under the Company ESPP, in each case as required under the terms thereof as in effect on the date hereof;

(ii) issue, sell, pledge, modify, dispose of or otherwise encumber or grant, or authorize the issuance, sale, pledge, modification, disposition or other encumbrance or grant of, any incentive equity awards (including Company Stock Options, Company RSUs, and Company Restricted Stock), equity based awards, or Company Securities, except for issuances of Company Common Stock in respect of the exercise of a Company Stock Option or the conversion of a Preferred Share, the settlement of Company RSUs or the exercise of purchase rights under the ESPP, in any case with respect to Company Stock Options, Preferred Shares, Company RSUs and purchase rights under the Company ESPP outstanding on the date of this Agreement (and in accordance with the terms thereof as of the date of this Agreement) or issued in accordance with the terms of this Agreement;

(iii) except as required by the terms of a Company Plan as in effect as of the date of this Agreement and set forth on Section 3.16(a) of the Company Disclosure Letter or as otherwise permitted by this Section 5.1(b)(iii), (A) increase or decrease the wages, salary or other compensation or benefits with respect to any of the Company’s or its Subsidiaries’ officers, directors, employees or other individual service providers, (B) pay or award, or commit to pay or award, any bonuses, commissions or other incentive compensation, or severance or separation, retention or transaction-related payments or benefits, (C) accelerate any rights or benefits, or the vesting or funding of any payments or benefits under any Company Plan, (D) establish, adopt, enter into, modify, amend, or terminate any Company Plan (or plan or arrangement that would be a Company Plan if in effect on the date hereof) or (E) hire, engage, promote, terminate (without cause), furlough, or temporarily layoff any employee with annual base compensation in excess of $250,000 or any individual independent contractor or consultant with annual base compensation in excess of $200,000;

(iv) take any action that would constitute a “mass layoff” or “plant closing” (as defined by WARN) or require notice to employees, or trigger any other obligations or liabilities under WARN or any similar state, local or non-U.S. Law;

(v) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(vi) amend, or propose to amend, any Company Organizational Document (including by merger, consolidation or otherwise) or adopt a stockholders’ rights plan, or enter into any agreement with respect to the voting of any Company Securities;

(vii) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of any Company Securities;

(viii) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary of the Company (other than the Merger);

(ix) subject to clause (xi), make any capital expenditures that are individually or in the aggregate in excess of $250,000 above amounts indicated in the capital expenditure budget set forth on Section 5.1(b)(ix) of the Company Disclosure Letter;

(x) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any other Person, by purchase of stock, securities or assets, or enter into any joint venture, partnership, strategic alliance, limited liability company or similar arrangement with any third Person in any one transaction or series of related transactions, excluding, for the avoidance of doubt, the purchase of materials from suppliers or vendors in the ordinary course of business;

(xi) (A) incur, create, assume, become liable for, or materially modify the terms of (including by extending the maturity date thereof) any Indebtedness, enter into any “keep well” or other agreement to maintain any financial condition of another Person, issue or sell any debt securities, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or enter into any agreement or arrangement having the economic effect of any of the foregoing, (B) make or forgive any loans or advances to any other Person (including any Affiliate) (other than advances to employees and other service providers for business and travel expenses in the ordinary course of business), or (C) make any capital contributions to, or investments in, any other Person;

(xii) sell, pledge, transfer, license, sublicense, assign, mortgage, encumber, lease (as lessor), subject to any Lien (other than Permitted Liens) (including under any sale-leaseback transaction or an asset securitization transaction) or otherwise abandon, withdraw or dispose of, in a single transaction or a series of related transactions, any tangible assets with a fair market value in excess of $250,000 in the aggregate;

(xiii) (1) sell, transfer, assign, license, grant an option, sublicense, lease or otherwise encumber or dispose of (whether by merger, stock or asset sale or otherwise) to any Person (including any Affiliate) any rights to any Company Intellectual Property, except for non-exclusive licenses or sublicenses to Intellectual Property granted in the ordinary course of business, (2) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to Patents expiring in accordance with their terms) any Company Intellectual Property, (3) fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any Company Registered Intellectual Property (or any Company In-Licensed Registered Intellectual Property to the extent the Company controls filing or prosecution thereof), (4) make any change in material Company Intellectual Property that does or would reasonably be expected to materially impair such Company Intellectual Property or the Company’s or any rights of any Subsidiaries of the Company with respect thereto, (5) disclose to any Person (other than Representatives of Parent and Merger Sub) any Trade Secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a Person that is subject to customary confidentiality obligations, except for any disclosures made as a result of publication of a Patent application filed by the Company or its Subsidiaries or in connection with any required regulatory filing, or (6) fail to take or maintain reasonable measures to protect the confidentiality and value of the Trade Secrets included in any of the Company Intellectual Property;

(xiv) commence, pay, discharge, settle, compromise or satisfy any (A) Action, other than solely for monetary consideration not to exceed $250,000, and for avoidance of doubt not including any injunctive, declaratory or other non-monetary relief or (B) Company Litigation, other than in accordance with Section 5.10(a);

(xv) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvi) write up, write down or write off the book value of any material assets;

(xvii) (A) make, change or revoke any material Tax election with respect to the Company or any of its Subsidiaries (including any election or accounting method change in respect of expenditures described in Section 174 of the Code (or any similar or analogous provision of state or local Law)), (B) file any material amended Tax Return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding, analogous or similar provision of state, local or non-U.S. Law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes) or any other agreement with any Governmental Body relating to or affecting any material Tax liability of the Company or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations or limitation period regarding the assessment or collection of any material Tax or relating to any Tax Action with respect to the Company or any of its Subsidiaries (other than automatic extensions granted for filing Tax Returns), (E) settle, surrender, or compromise any material Tax Liability, refund or Action with respect to the Company or any of its Subsidiaries, or (F) fail to pay material Taxes when due (including any material estimated Taxes), except, in each case, as required by applicable Law;

(xviii) waive, release or assign any material rights or claims under enter into, renew, materially amend, materially modify, exercise any material options or material rights of first offer or refusal under or terminate, any Company Material Contract or any Contract that, if existing as of the date of this Agreement, would have been a Company Material Contract, except (A) for the expiry of any Contracts on their terms or the entry into or renewal of Contracts in the ordinary course of business and (B) with respect to Purchase Orders in the ordinary course of business; provided that in no event shall the Company or any of its Subsidiaries be permitted to enter into any Contract that would be a Company Material Contract under Section 3.12(a)(iii) (Joint Venture Agreements; Partnership Agreements), Section 3.12(a)(iv) (Contracts with Restrictive Covenants), Section 3.12(a)(viii) (Contracts with Rights of First Refusal or Offer), Section 3.12(a)(xiii) (Contracts Restricting Dividends) or Section 3.12(a)(xix) (Contracts Relating to Commercialization, Co-Promotion, etc.);

(xix) amend, modify, extend, enter into or terminate any Labor Agreement;

(xx) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material Permits;

(xxi) enter into a research or collaboration arrangement (except for Routine Services Contracts) that contemplates payments by or to the Company or any of its Subsidiaries in excess of $250,000 in any twelve (12)-month period;

(xxii) amend, cancel or terminate any material insurance policy naming the Company or any of its Subsidiaries as an insured, a beneficiary or a loss payable payee without obtaining substitute insurance coverage;

(xxiii) participate in any substantive scheduled meetings or teleconferences with, or make any submission or other substantive communication to, the FDA or any similar Governmental Body without providing Parent with prior written notice and, within one (1) Business Day from the time such written notice is delivered, the opportunity to consult with the Company and consider in good faith the views and comments of Parent with respect to such meeting, teleconference, communication or submission, in each case to the extent permitted by applicable Law;

(xxiv) enter into any new material line of business, or create any new Subsidiary;

(xxv) (A) commence any clinical trial of which Parent has not been informed prior to the date of this Agreement, (B) unless mandated by any Governmental Body, discontinue, terminate, suspend or materially modify any ongoing clinical trial, (C) initiate, discontinue, terminate, suspend or materially modify any IND-enabling nonclinical studies or other material nonclinical development activities without first consulting with Parent in good faith, (D) (x) accelerate or (y) delay public disclosure of the results of any ongoing clinical trial from any release dates publicly announced prior to the date hereof, other than in the case of this clause (y), in the Company’s good faith business judgment, or (E) initiate or issue a recall, safety alert or investigator notice without first consulting with Parent in good faith;

(xxvi) acquire fee interest (directly or indirectly) in any new real property; or

(xxvii) authorize, agree or commit to take any of the actions described in clauses (i) through (xxv) of this Section 5.1(b).

Section 5.2. Access; Confidentiality.

(a) From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, (i) upon reasonable advance notice, (A) give Parent and Merger Sub and their respective Representatives reasonable access during normal business hours to relevant employees and facilities and to relevant books, contracts and records of the Company and its Subsidiaries, (B) permit Parent and Merger Sub to make such non-invasive inspections as they may reasonably request and (C) cause its officers to furnish Parent and Merger Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as Parent or Merger Sub may from time to time reasonably request, in each case of clauses (A)-(C), solely for the purpose of effectuating the Contemplated Transactions and integration planning, and (ii) promptly (and in any event within seventy-two (72) hours of receipt by the Company) notify Parent of any (x) material notice, correspondence or other material communication from any Governmental Body (other than FINRA, the SEC or the FDA (or similar Governmental Body), which shall be governed by clause (y)), including any institutional review board, or clinical investigator, and (y) any substantive notice, correspondence or other substantive communication with FINRA, the SEC or the FDA (or similar Governmental Body), other than with respect to Company Litigation (which shall be governed by Section 5.10), and, in each case of clauses (x) and (y), share with Parent copies of any such written notice, correspondence or other communications. Such access as contemplated by clause (ii) of this Section shall include, but not be limited to, the provision of written notice to Parent of such notices, correspondence or other communications, whether written or oral, with current and former Company directors, officers, employees (in their capacities as such), and/or the Company’s applicable insurers regarding any regulatory inquiries or investigations. The Company shall reasonably consult and cooperate with Parent with respect to the Company’s response to any such regulatory inquiries or investigations, including by including Parent in scheduling and in attendance at meetings and teleconferences related to such inquiry and investigation matters.

(b) Subject to Section 8.8, Parent, Merger Sub and the Company hereby acknowledge and agree that the Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(c) Nothing in Section 5.2(a) requires the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) violate any of its or its Affiliates’ respective obligations with respect to confidentiality existing as of the date hereof, (ii) result in a violation of applicable Law or (iii) result in loss of legal protection, including the attorney-client privilege and work product doctrine; provided that the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent without (x) jeopardizing such attorney-client privilege or work product doctrine or (y) violating applicable Law or any of the Company’s or its Affiliates’ respective obligations with respect to confidentiality, as applicable.

(d) The Company shall give prompt notice to Parent of any notice or other communication received by the Company or any of its Subsidiaries from any counterparty to a Material Contract or other material Contract to which the Company or its Subsidiaries is a party or by which it is otherwise bound, alleging that the consent of such Person is or may be required in connection with the Merger or the other Contemplated Transactions; provided that the delivery of any notice pursuant to this Section 5.2(d) shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice. The parties hereto agree and acknowledge that the Company’s compliance or failure of compliance with this Section 5.2(d) shall not be taken into account for purposes of determining whether the conditions referred to in Section 6.2(b) shall have been satisfied with respect to performance in all material respects with this Section 5.2(d).

Section 5.3. Acquisition Proposals.

(a) The Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its other Representatives not to: (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of providing information) any Acquisition Inquiry, or any proposals or offers, or the making of any submission or announcement of any Acquisition Inquiry, or any proposal or offer that, in each case constitutes or would reasonably be expected to lead to any Acquisition Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Inquiry or Acquisition Proposal or (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of the Company and its Subsidiaries to, any Person (other than Parent, Merger Sub, or any designees of Parent or Merger Sub) in connection with any Acquisition Inquiry or Acquisition Proposal. The Company shall and shall cause its Subsidiaries and its and their respective directors and officers to, and shall direct its other applicable Representatives to, including all Representatives with apparent or actual authority to negotiate or agree to an Acquisition Proposal on behalf of the Company, (x) immediately cease any solicitation, discussions, or negotiations with any Person (other than Parent, Merger Sub, or any designees of Parent or Merger Sub) with respect to any Acquisition Proposal, (y) as soon as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement request in writing the prompt return or destruction of all confidential information provided by or on behalf of the Company or its Subsidiaries to any such Person or developed using any such information and (z) as soon as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal. Notwithstanding the foregoing, the Company and its Representatives may, solely in response to a bona fide inquiry or proposal that did not result from a material breach of this Section 5.3(a), (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely if and to the extent necessary to determine whether such inquiry or proposal constitutes an Acquisition Proposal and (B) inform a Person that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 5.3.

(b) Notwithstanding Section 5.3(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the receipt of the Company Stockholder Approval, (i) the Company has received a written bona fide Acquisition Proposal that did not, directly or indirectly, result from a breach of Section 5.3(a), and (ii) the Company Board or a committee thereof determines in good faith, after consultation with outside counsel and a financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided that the Company may only take the actions described in clauses (A) or (B) above if the Company Board determines in good faith, after consultation with outside counsel, that the failure to take any such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law; provided, further, that (1) the Company shall not, and shall direct its Representatives not to, disclose any material non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with terms governing confidentiality that, taken as a whole, are not materially less restrictive or materially more favorable to the other Person than those contained in the Confidentiality Agreement, and that does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Section 5.3, and (2) the Company shall, concurrently therewith or as promptly as reasonably practicable thereafter, and in any event within one (1) Business Day, provide or make available to Parent any material non-public information concerning the Company provided or made available to such other Person that was not previously provided or made available to Parent and Merger Sub. The Company shall not, directly or indirectly, release any Person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company is a party; provided that if the Company Board determines in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit the applicable Person (if such Person has not been solicited in breach of Section 5.3(a)) to make, on a confidential basis to the Company Board, an Acquisition Proposal.

(c) The Company shall promptly (and in any event within one (1) Business Day after knowledge of receipt by a member of the Company Board or by an officer of the Company) notify Parent in writing of the receipt by the Company or any of its Subsidiaries of any Acquisition Proposal or Acquisition Inquiry, or any request for information, proposal or offer that, in each case, constitutes or that would reasonably be expected to lead to an Acquisition Proposal. The Company shall (i) provide Parent promptly (and in any event within such one (1) Business Day period) with the material terms and conditions of any such Acquisition Proposal (including any subsequent amendments, modifications or supplements thereto), together with copies of all material documents related thereto, and the identity of the Person making any such Acquisition Inquiry or Acquisition Proposal and (ii) keep Parent reasonably informed of any material developments, and the status of discussions or negotiations regarding any Acquisition Proposal (including any changes to the economic and other material terms thereof).

(d) The Company Board and each committee thereof shall not, subject to the terms and conditions of this Agreement, (i) approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, license agreement, merger agreement, joint venture agreement, partnership agreement, collaboration agreement, revenue-sharing agreement or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 5.3(b)) relating to, or that would reasonably be expected to lead to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) subject to Section 5.3(e), make a Change of Board Recommendation.

(e) Notwithstanding Section 5.3(d) or any other provision of this Agreement, prior to the receipt of the Company Stockholder Approval:

(i) the Company may terminate this Agreement to enter into a Specified Agreement if (A) the Company receives an Acquisition Proposal that did not, directly or indirectly, result from a material breach of Section 5.3(a) and that the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, constitutes a Superior Proposal, (B) the Company has delivered in writing to Parent a Determination Notice specifying that it intends to terminate this Agreement to enter into a Specified Agreement, (which notice itself, and the delivery thereof, shall not constitute a Change of Board Recommendation or a termination of this Agreement), and (C) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith that the Acquisition Proposal that is subject of the Determination Notice, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, continues to constitute a Superior Proposal and that the failure to terminate this Agreement would be inconsistent with its fiduciary duties under applicable Law;

(ii) the Company Board or a committee thereof may make a Change of Board Recommendation if (A) the Company receives an Acquisition Proposal that did not, directly or indirectly, result from a material breach of Section 5.3(a), and the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, that the Acquisition Proposal constitutes a Superior Proposal, (B) the Company delivered in writing to Parent a Determination Notice specifying that it intends to effect a Change of Board Recommendation (which notice itself, and the delivery thereof, shall not constitute a Change of Board Recommendation or a termination of this Agreement) and (C) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the failure to make a Change of Board Recommendation would be inconsistent with its fiduciary duties under applicable Law and that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal; and

(iii) other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if (A) the Company delivered in writing to Parent a Determination Notice specifying that it intends to effect a Change of Board Recommendation (which notice itself, and the delivery thereof, shall not constitute a Change of Board Recommendation or a termination of this Agreement) and (B) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the failure to make a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

(iv) The provisions of this Section 5.3(e) apply to any amendment to the financial or other material terms of any applicable Superior Proposal with respect to Section 5.3(e)(i) and Section 5.3(e)(ii) and require a revised Determination Notice and a new Notice Period pursuant to clause (i)(C) or (ii)(C) as the case may be. During the applicable Notice Period, if requested by Parent, the Company shall negotiate, and shall instruct its Representatives to negotiate, in good faith with Parent regarding potential changes to this Agreement in such a manner that would eliminate the need for taking the actions set forth in Section 5.3(e)(i), Section 5.3(e)(ii) and Section 5.3(e)(iii) (and in respect of a Superior Proposal, would cause such Superior Proposal to no longer constitute a Superior Proposal).

(f) Nothing contained in this Agreement prohibits (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, that the failure to make such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act or applicable Law; provided that any such action that would otherwise constitute a Change of Board Recommendation shall be made only in compliance with Section 5.3(d) and Section 5.3(e) (it being understood that: (x) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (y) any disclosure of information to the holders of Shares that only describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and contains a statement that the Company Board has not effected a Change of Board Recommendation, in each case, shall be deemed not to be a Change of Board Recommendation).

(g) The Company acknowledges and agrees that, for purposes of determining whether a breach of this Section 5.3 has occurred, the actions of the Company’s directors and Representatives acting in their authorized capacities on behalf of the Company shall be deemed to be the actions of the Company, and the Company shall be responsible for any breach of this Section 5.3 by its directors and Representatives acting in their authorized capacities on behalf of the Company.

Section 5.4. Stockholders Meeting; Proxy Statement.

(a) As promptly as reasonably practicable (and in any event within ten (10) Business Days) after the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement in preliminary form related to the Company Stockholder Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”). The Company shall give Parent and its Representatives a reasonable opportunity to review and comment on the initial preliminary Proxy Statement and all subsequent forms or versions of or amendments or supplements to the Proxy Statement prior to the filing thereof with the SEC or dissemination to the holders of Shares and the Company shall give reasonable and good faith consideration to any timely comments thereon made by Parent or its Representatives. Parent and Merger Sub shall promptly supply to the Company in writing, for inclusion in the Proxy Statement, all information concerning Parent and Merger Sub and their controlled Affiliates required under applicable Laws to be included in the Proxy Statement as is reasonably requested by the Company. The Company covenants and agrees that the Proxy Statement (i) at the time the Proxy Statement (including the preliminary Proxy Statement and all subsequent forms or versions of or amendments or supplements to the Proxy Statement) is filed with the SEC, (ii) at the time the Proxy Statement is first published, sent or disseminated to the holders of Shares, and (iii) at the time of the Company Stockholder Meeting, will (A) comply in all material respects with the Exchange Act and other applicable Laws and (B) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub, specifically for inclusion or incorporation by reference in the Proxy Statement. The Company agrees to (i) respond promptly to any comments of the SEC or its staff, (ii) promptly correct any information included in the Proxy Statement or incorporated therein if and to the extent that such information shall have become false or misleading in any material respect, and (iii) take all steps necessary to cause the Proxy Statement as so corrected to be promptly filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. The Company shall (x) promptly notify Parent of the receipt of, and promptly provide Parent copies of, all comments (including oral comments) from, and all correspondence with, the SEC or its staff with respect to the Proxy Statement and shall promptly notify Parent of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (y) provide Parent and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement and shall give reasonable and good faith consideration to any timely comments thereon made by Parent or its Representatives and (z) promptly provide Parent with final copies of any correspondence sent by the Company or any of its Representatives to the SEC or its staff with respect to the Proxy Statement, and of any amendments or supplements to the Proxy Statement. The Proxy Statement shall include the Company Board Recommendation, unless the Board of Directors has made a Change of Board Recommendation that complies with Section 5.3. The Proxy Statement shall include (i) the fairness opinion of the Company’s financial advisor referenced in Section 3.21, (ii) the notice of the Company Stockholder Meeting and (iii) the notice and other information required by Section 262(d) of the DGCL.

(b) The Company shall establish a record date for, duly call, convene and hold a meeting of the holders of Common Shares for the purpose of voting upon the adoption of this Agreement (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”) as promptly as reasonably practicable after the SEC Clearance Date (and shall initially schedule the Company Stockholder Meeting to be held within twenty (20) Business Days from the date of the first mailing of the Proxy Statement, or if the Company’s nationally recognized proxy solicitor advises the Company in writing that twenty (20) Business Days from the date of the mailing of the Proxy Statement is reasonably likely to be insufficient time to obtain the Company Stockholder Approval, such later date to which Parent consents in writing (such consent not to be unreasonably withheld, conditioned or delayed)), and any adjournments or postponements of such meeting shall require the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Within five (5) Business Days after the date of this Agreement (and thereafter, upon the reasonable request of Parent), the Company shall conduct “broker searches” in accordance with Rule 14a-13 of the Exchange Act in a manner to enable the Company Stockholder Meeting to be held by such date. Notwithstanding the foregoing, (i) the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting up to two (2) times, in the aggregate (A) for the absence of a quorum or to solicit additional votes in favor of the Merger or (B) to allow reasonable additional time for the filing and/or mailing, and review by the holders of Common Shares prior to the date of the Company Stockholder Meeting, of any supplemental or amended disclosure that the Board of Directors determines in good faith is required by applicable Laws or the rules and regulations of Nasdaq (in each case, for a period of not more than five (5) Business Days each but in any event not past four (4) Business Days prior to the Outside Date), unless prior to such adjournment or postponement, the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement, which have not been withdrawn, such that the condition in Section 6.1(a) would be satisfied at such meeting if it were to be held without such postponement or adjournment and (ii) Parent may require the Company to, adjourn or postpone the Company Stockholder Meeting up to two (2) times, in the aggregate, to a date specified by Parent under the circumstances described in clauses (i)(A) or (i)(B) of this sentence; provided, however, that in no event shall the Company Stockholder Meeting be so postponed or adjourned at the request of Parent for more than twenty (20) Business Days in the aggregate, or to a date that is less than four (4) Business Days prior to the Outside Date, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). In connection with the foregoing, the Company shall (i) file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be first mailed to the Company’s stockholders as of the record date established for the Company Stockholder Meeting on the first permissible day in accordance with the 10-day waiting period contemplated by Rule 14a-6(a) promulgated under the Exchange Act (the “SEC Clearance Date”). Once the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Laws. Unless the Board of Directors shall have made a Change of Board Recommendation in compliance with Section 5.3, the Company shall use reasonable best efforts to obtain the Company Stockholder Approval, including to solicit proxies in favor of the adoption of this Agreement. Unless this Agreement is validly terminated in accordance with Section 7.1, the Company shall submit this Agreement to the holders of Common Shares at the Company Stockholder Meeting even if the Board of Directors shall have made a Change of Board Recommendation or proposed or announced any intention to do so. The Company shall use reasonable best efforts to advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Stockholder Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than related procedural matters including adjournments proposed in compliance with Section 5.4(b)) that the Company shall propose to be acted on by the holders of Common Shares at the Company Stockholder Meeting (other than matters of procedures and matters required by applicable Law to be voted on by the holders of Shares in connection with the adoption of this Agreement).

Section 5.5. Employment and Employee Benefits Matters.

(a) For twelve (12) months following the Closing Date (or, if earlier, until the date of the termination of employment of a Current Employee, as defined below) (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation to provide each individual employed by the Company or its Subsidiaries immediately prior to the Effective Time (each, a “Current Employee”), (i) annual base salary or wage rate and a target cash incentive compensation opportunity that are, in the aggregate, at least as favorable as the base salary or wage rate and target annual cash incentive opportunity provided to the

Current Employee as of immediately prior to the Effective Time, and (ii) broad-based employee benefits (excluding long-term cash incentive opportunities, severance, equity and equity-based awards, retention, transaction, change in control-related payments or benefits, nonqualified deferred compensation, defined benefit plan and post-employment or retiree welfare benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to those broad-based employee benefits (other than Excluded Benefits) (x) provided to the Current Employees under the Company Plans that are disclosed in Section 3.16(a) of the Company Disclosure Letter and in effect as of immediately prior to the Effective Time, (y) provided to similarly situated employees of Parent, or (z) a combination of the foregoing, as determined in Parent’s sole discretion.

(b) Parent shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause the Surviving Corporation to, cause service rendered by each Current Employee to the Company or its Subsidiaries prior to the Effective Time to be taken into account with respect to only the employee benefit plans of Parent and the Surviving Corporation that provide benefits for vacation, paid time-off or 401(k) savings (and for the avoidance of doubt, not for any purpose under any Excluded Benefit), for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent and for the same purpose as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service, (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population or (iii) the extent such service would not be credited to similarly situated employees of Parent or its Affiliates. Without limiting the generality of the foregoing, for the plan year in which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to waive for the Current Employees any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any health plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated immediately prior to the Effective Time.

(c) If requested by Parent, the Company shall, at least one (1) Business Day prior to the Effective Time, (i) adopt written resolutions (or take other necessary and appropriate actions) to terminate each Company Plan intended to be qualified under Section 401(a) of the Code (the “401(k) Plan”), (ii) cease all contributions to the 401(k) Plan for any compensation paid after such termination date, and (iii) one hundred percent (100%) vest all participants under the 401(k) Plan, with such termination, cessation and vesting to be effective no later than the Business Day preceding the Effective Time. The Company shall provide Parent with an advance copy of such proposed resolutions no later than five (5) Business Days prior the date the resolutions are to be approved and shall incorporate any and all reasonable comments made by Parent to such resolutions.

(d) Prior to making any written or broad-based oral communications to any current or former officer, director, employee, or individual independent contractor of the Company or its Subsidiaries pertaining to compensation or benefit matters described in this Agreement or to compensation or benefits that will be provided by Parent or Merger Sub or an Affiliate thereof following the Closing, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(d) Without limiting the generality of Section 5.5, no provision of this Agreement (i) prohibits Parent, Merger Sub or the Surviving Corporation from amending, modifying or terminating any Company Plan or any other benefit or compensation plan, program, contract, agreement, policy or arrangement, (ii) requires Parent, Merger Sub or the Surviving Corporation to keep any Person employed or otherwise providing services for any period of time, or (iii) constitutes or shall be construed to constitute the establishment or adoption of, or amendment to, any Company Plan or other benefit or compensation plan, program, contract, agreement, policy or arrangement. This Section 5.5 shall not confer upon any Current Employee or any other Person (including any beneficiary or dependent thereof) not a party to this Agreement any third-party beneficiary or similar rights or remedies.

Section 5.6. Directors’ and Officers’ Indemnification and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of any of the current or former directors, managers, officers or employees of the Company (each an “Indemnified Party” and collectively the “Indemnified Parties”), as provided in the respective Company Organizational Documents or in indemnification agreements set forth on Section 5.6(a) of the Company Disclosure Letter, to the extent made available to Parent and as in effect as of the date of this Agreement, shall survive the Effective Time and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date, and in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim. To the extent any amendment, modification, or repeal of the Company’s Certificate of Incorporation or Bylaws is required by applicable Law, Parent shall, and shall cause the Surviving Corporation to, make such changes to such documents as to have the least adverse effect on the rights of the individuals referenced in this Section 5.6. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to comply with and honor the foregoing obligations.

(b) Notwithstanding anything to the contrary in this Agreement, at or prior to the Effective Time, following good faith consultation with Parent and, if requested by Parent, utilizing Parent’s insurance broker, the Company shall purchase a tail policy under the current directors’ and officers’ liability insurance policy maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is as protective of such directors and officers as the coverage provided by such existing policy; provided that the aggregate premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid with respect to the Company’s existing policy prior to the Effective Time (the “Maximum Amount”); provided, further, that if the aggregate premium of such insurance coverage exceeds such amount, the Company shall obtain the maximum amount of coverage available for the Maximum Amount. Parent shall cause such policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(c) The covenants contained in this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. In the event that the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall take all necessary action so that the successors or assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.6.

Section 5.7. Further Action; Efforts.

(a) Each of the parties shall (i) use its reasonable best efforts to promptly make all filings and promptly obtain all authorizations, consents, orders, clearances and approvals of all Governmental Bodies and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and the consummation of the Contemplated Transactions, including the Merger, (ii) cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders, clearances and approvals and in seeking early termination of any applicable waiting periods under applicable Antitrust and FDI Laws and (iii) provide as promptly as practicable such information to any Governmental Body as such Governmental Body may request in connection herewith. In furtherance of the foregoing, each party hereto, as applicable, agrees to file promptly (but in no event later than twenty (20) Business Days after the date of this Agreement) the filings and notifications required under all Antitrust and FDI Laws applicable to the Contemplated Transactions and to supply as promptly as practicable to the appropriate Governmental Bodies any additional information and documentary material that may be requested pursuant to such Antitrust and FDI Laws. Each of the parties will promptly inform the other parties of, and provide copies of, any substantive communication received by that party in respect of the authorizations, consents, orders, clearances and approvals of all Governmental Bodies and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and use reasonable best efforts to respond promptly to any request or notice from any Governmental Body requiring the parties, or any one of them, to supply additional information that is relevant to the review of the Contemplated Transactions in respect of obtaining or concluding such authorizations, consents, orders, clearances and approvals. Each party shall (A) permit the other parties to review in advance any proposed applications, notices, filings and submissions to Governmental Bodies (including responses to requests for information and inquiries from any Governmental Body) in respect of obtaining or concluding the authorizations, consents, orders, clearances and approvals of all Governmental Bodies and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, (B) promptly provide the other parties with any filed copies of applications, notices, filings and submissions (including responses to requests for information and inquiries from any Governmental Body) that were submitted to a Governmental Body in respect of obtaining or concluding such authorizations, consents, orders, clearances and approvals, (C) whenever possible, not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with Governmental Bodies in respect of obtaining or concluding such authorizations, consents, orders, clearances and approvals unless it consults with the other parties in advance and gives the other parties or their legal counsel the opportunity to attend and participate thereat, unless a Governmental Body requests otherwise, and (D) keep the other parties promptly informed of the status of discussions relating to obtaining or concluding such authorizations, consents, orders, clearances and approvals. None of the Company, on the one hand, or Parent, on the other hand, may, without the consent of the other (such consent not to unreasonably withheld, conditioned or delayed), (x) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Body with additional time to review any of the Contemplated Transactions or (y) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Contemplated Transactions; provided that, notwithstanding the foregoing, Parent may, without the consent of the Company, voluntarily withdraw its notification under the HSR Act on one (1) occasion so long as Parent refiles its HSR Act notification within two (2) Business Days after withdrawal unless otherwise agreed by the Company. Parent shall pay all filing fees required to be paid to a Governmental Body in connection with the filings and notification required under Antitrust and FDI Laws applicable to the Contemplated Transactions.

(b) Notwithstanding the foregoing or anything in this Agreement to the contrary, but without limiting the obligations of Parent under this Section 5.7, Parent will, on behalf of the parties, determine and control strategy for dealing with any Governmental Body in respect of obtaining or concluding the authorizations, consents, orders, clearances and approvals of all Governmental Bodies and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and, to the extent permissible, the Company will use its reasonable best efforts to act consistently with such strategy; provided that Parent will consult in advance with, and consider in good faith the views of, the Company in respect of strategy for dealing with any Governmental Body and obtaining or concluding such authorizations, consents, orders, clearances and approvals.

(c) Notwithstanding any other requirement in this Section 5.7, where a party (a “Disclosing Party”) is required under this Section 5.7 to provide information to another party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other restricted information only to antitrust counsel of the Receiving Party, provided, that the Disclosing Party also provides to the Receiving Party upon request of the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

(d) Notwithstanding anything in this Agreement to the contrary, (i) neither Parent nor any of its Affiliates shall be obligated to: (A) undertake or enter into agreements or agree to the entry of an order or decree with any Governmental Body, (B) commit to sell, license or dispose of, or hold separate or agree to sell, license or otherwise dispose of, assets, categories of assets or businesses of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company, (C) commit to terminate, amend or replace any existing relationships and contractual rights and obligations of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company, (D) terminate any relevant venture or other arrangement of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company, (E) enter into any behavioral limitations, conduct restrictions or other commitments with respect to any assets or business of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company, (F) defend through litigation any claim or determination (whether judicial or administrative in nature) by any Governmental Body or third party that would restrain, prevent, or delay, the consummation of the Contemplated Transactions, including the Merger or (G) effectuate any other change or restructuring of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company and (ii) the Company shall not take the actions specified in clauses (A)-(E) and (G) of this Section 5.7(d)(i) without Parent’s prior written consent in connection with obtaining any authorization, consent, order, clearance or approval of a Governmental Body or official that may be or become necessary or advisable in connection with the consummation of the Contemplated Transactions, including the Merger.

Section 5.8. Public Announcements. The Company shall not, and Parent shall not, and shall cause each of their respective Subsidiaries to not, issue any press release or announcement or make any other public disclosure regarding the Contemplated Transactions or regarding the Company or the Company’s business that, in the case of the Company, is not set forth on Section 5.8 of the Company Disclosure Letter, in each case without the prior consent of the other (which consent may not be unreasonably withheld, conditioned, or delayed), except any release, announcement or disclosure required by applicable Law or any rule or regulation of Nasdaq, the New York Stock Exchange or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall use reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance and shall consider in good faith any comments provided by the other party; it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The parties hereto agree that the initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, in the form agreed by the parties. The restrictions of this Section 5.8 do not apply to communications by the Company in connection with an (i) Acquisition Proposal, Superior Proposal, Change of Board Recommendation, Intervening Event or any action taken pursuant thereto, in each case, that do not violate Section 5.3, (ii) directed to employees, suppliers, customers, partners, investors or vendors so long as such communications are consistent with prior communications made in accordance with this Section 5.8 or any communications plan previously agreed to in writing by Parent and the Company (in which case such communications may be made consistent with such plan); (iv) with respect to any dispute or Action among the parties or their respective Affiliates to the extent such disclosure is required in connection with such dispute or Action; or (v) consistent with previous public disclosures made by the parties in compliance with this Section 5.8.

Section 5.9. No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.10. Litigation.

(a) The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of any actions, suits, or claims, instituted, or, to the Company’s Knowledge, threatened to be instituted against the Company, its Subsidiaries or any of its or their respective current or, to the Knowledge of the Company, former directors or officers (in their capacities as such), in each case, (i) relating to this Agreement or the Contemplated Transactions; (ii) involving any Governmental Body; or (iii) that is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (each such item described in this Section 5.10(a), “Company Litigation”), and shall keep Parent reasonably and promptly informed regarding any such Company Litigation, including, without limitation, regarding any (i) substantive communications of the Company with any Governmental Body or current or former Company directors, officers, and/or any employees regarding any Company Litigation involving any Governmental Body; (ii) actual or potential production of documents or provision of witness testimony, whether informal or formal, in connection with any Company Litigation involving any Governmental Body; and (iii) any other information regarding any Company Litigation involving any Governmental Body to which Parent is otherwise entitled to access pursuant to Section 5.2. Notwithstanding anything to the contrary in Section 8.3, the notice contemplated by the prior sentence will only be delivered to counsel to Parent and may be delivered by email. Parent shall have the right to participate in (but not control) the defense and settlement of any such Company Litigation to the extent that such Company Litigation is or was instituted by a stockholder of the Company in connection with this Agreement or the Contemplated Transactions. The Company shall promptly consult with Parent (which perspectives of Parent the Company shall consider in good faith) regarding the defense of, or response to, any Company Litigation, and the Company shall not settle or compromise any such Company Litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed or conditioned.

(b) For the avoidance of doubt, nothing in Section 5.10(a) shall require Parent’s consent before any settlement or compromise of any Company Litigation by any directors, officers, or other individuals as to the claims or potential claims against them individually; provided, however, that such individuals shall not settle or compromise any such Company Litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed or conditioned, if such settlement or compromise involves or contemplates (i) any form of non-monetary relief as to the Company or any Company Subsidiary, including without limitation, (a) declaratory relief as to the Company or any Company Subsidiary or (b) injunctive relief that commits the Company or any of its Subsidiaries to take (or refrain from taking) any action; or (ii) any payment of funds by the Company.

(c) Parent’s participation and consultation rights set forth in Section 5.10(a) shall be conditioned, in each case, on the Company’s reasonable determination, on advice of counsel, that such participation or consultation would not waive any attorney-client privilege, work product protection, or other similar applicable privilege or protection; provided, however, the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent without jeopardizing such attorney-client privilege or work product doctrine.

Section 5.11. Regulatory Matters. Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, each of the Company and its Subsidiaries shall use reasonable best efforts to make available to Parent and its Representatives complete and accurate copies of all clinical and preclinical data set forth on Section 5.11 of the Company Disclosure Letter that comes into the Company’s or any of its Subsidiaries’ possession or control during such time period, promptly (and in any event no later than five (5) Business Days) after the Company obtains such possession or control thereof and subject to the limitations set forth in Section 5.2.

Section 5.12. Cash Management. Prior to the Effective Time, the Company shall convert all Investment Securities to Cash and Cash Equivalents.

Section 5.13. Stock Exchange De-listing; Deregistration. The Company shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time. If the Surviving Corporation is reasonably likely to be required to file any quarterly or annual periodic reports pursuant to the Exchange Act during the ten (10) days after the Closing Date, the Company will use best efforts to deliver to Parent at least five (5) Business Days prior to the Closing a substantially final draft of any such quarterly or annual periodic report reasonably likely to be filed during such period and fully executed officer certifications required to be filed with such quarterly or annual periodic reports.

Section 5.14. Termination of Certain Agreements. At or prior to the Effective Time, the Company shall terminate, or cause to be terminated, the Contracts set forth on Section 5.14 of the Company Disclosure Letter in accordance with Section 5.14 of the Company Disclosure Letter, with such termination(s) becoming effective no later than as of the Effective Time.

Section 5.15. FIRPTA Certificate. Prior to the Effective Time, the Company shall have delivered to Parent (a) a certificate complying with the provisions of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), certifying that the Company is not, and has not been at any time during the relevant time period a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and (b) a notice to the IRS, together with written authorization for Parent to deliver the notice to the IRS on behalf of the Company following the Effective Time, prepared in accordance with Treasury Regulations Section 1.897-2(h); provided, however, that failure to deliver the certificate and notice shall not be a condition to the obligations of Parent and Merger Sub to effect the Merger.

ARTICLE VI

CONDITIONS OF MERGER

Section 6.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) (i) Any waiting period (or any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated and (ii) any clearance or affirmative approval applicable to the Merger under Antitrust and FDI Laws in the Required Jurisdictions shall have been obtained, or deemed obtained unless waived, and any mandatory waiting period related thereto shall have expired or been terminated. It is agreed that the receipt by any party of a form letter from the Federal Trade Commission’s (“FTC”) Bureau of Competition, substantially in the form announced and disclosed by the FTC on August 3, 2021, will not result in a failure of the condition set forth in this Section 6.1(b) to be satisfied.

(c) There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Laws have been promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body of competent jurisdiction which prohibits or makes illegal the consummation of the Merger. It is agreed that the receipt by any party of a form letter from the FTC’s Bureau of Competition, substantially in the form announced and disclosed by the FTC on August 3, 2021, will not result in a failure of the condition set forth in this Section 6.1(c) to be satisfied.

Section 6.2. Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The respective obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver in writing (where permissible) at or prior to the Effective Time of each of the following conditions:

(a) (i) The representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Corporate Power), Section 3.2 (Authorization; Valid and Binding Agreement), Section 3.3 (other than Section 3.3(a), the first sentence of Section 3.3(e) and Section 3.3(g)) (Capital Stock), Section 3.4(a) (No Breach), Section 3.21 (Brokerage), and Section 3.23 (Opinion) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) as of the date of this Agreement and as of Closing Date as though made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case such representation or warranty shall be true and correct in all material respects as of such date or period); (ii) the representations set forth in Section 3.3(a), the first sentence of Section 3.3(e) and Section 3.3(g) (Capital Stock) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as though made on and as of such date; (iii) the representations and warranties set forth in Section 3.8(a) (Absence of Company Material Adverse Effect) shall be true in all respects, as of the date of this Agreement and the Closing Date as though made on and as of such date; and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company shall have complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the Closing Date (or any failure to comply or perform shall have been cured by such time).

(c) Since the date of this Agreement, there has not occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect that is continuing.

(d) Parent and Merger Sub shall have received a certificate dated as of the Closing Date signed on behalf of the Company by a senior executive officer of the Company in his or her capacity as such an officer to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e) No suit, action or proceeding by a Governmental Body of competent jurisdiction is pending in connection with the Contemplated Transactions (i) seeking to prohibit or impose any material limitations on Parent’s or Merger Sub’s ownership or operation (or that of any of their respective Subsidiaries or Affiliates) of all or any material portion of their or the Company’s or any Company Subsidiary’s businesses or assets, taken as a whole, or to compel Parent or Merger Sub or their respective Subsidiaries or Affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent or their respective Subsidiaries, (ii) seeking to prohibit or make illegal the consummation of the Merger, (iii) seeking to impose material limitations on the ability of Merger Sub or Parent effectively to exercise full rights of ownership of the Shares or (iv) seeking to require divestiture by Parent or any of its Subsidiaries or Affiliates of any Shares.

Section 6.3. Conditions to Obligation of Company to Effect the Merger. The obligations of Company to effect the Merger are subject to the satisfaction or waiver in writing (where permissible) at or prior to the Effective Time of each of the following conditions:

(a) Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect”) has not had, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have complied with or performed in all material respects the covenants and agreements they are required to comply with or perform at or prior to the Closing Date (or any failure to comply or perform shall have been cured by such time).

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed on its behalf by an officer of Parent, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE VII

TERMINATION

Section 7.1. Termination by Mutual Agreement. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Parent and the Company.

Section 7.2. Termination by Either Parent or the Company. This Agreement may be terminated at any time prior to the Effective Time, by Parent or the Company if:

(a) any Governmental Body of competent jurisdiction has issued an order, decree or ruling, or taken any other action having the effect of permanently restraining, enjoining, or otherwise prohibiting or making illegal the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that this termination right is not available to any party whose material breach of this Agreement was the principal cause of, or resulted in the issuance of such order, decree, ruling or other action or to any party that has failed to comply with its obligations under Section 5.7 with respect to efforts to remove such order, decree, ruling or other actions;

(b) the Closing has not occurred on or prior to 11:59 p.m. Eastern Time, on October 6, 2026 (the “Outside Date”); provided, however, that if as of such date, all of the conditions set forth in Article VI, other than Section 6.1(b) or Section 6.1(c) (solely in respect of Antitrust and FDI Laws) shall have been satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub (other than conditions that by their nature are to be satisfied on the Closing Date, each of which is then capable of being satisfied), then the Outside Date will automatically be extended to 11:59 p.m. Eastern Time, on January 7, 2027 (and such date will then be the Outside Date); provided, further, that, if as of such updated Outside Date, (i) all of the conditions set forth in Article VI, other than Section 6.1(b) or Section 6.1(c) (solely in respect of Antitrust and FDI Laws) shall have been satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub (other than conditions that by their nature are to be satisfied on the Closing Date, each of which is then capable of being satisfied) and (ii) Parent is defending or actively preparing to defend through litigation any claim or determination (whether judicial or administrative in nature) by any Governmental Body that would restrain, prevent, or delay, the consummation of the Contemplated Transactions, including the Merger, then the Outside Date will automatically be extended to the earlier of (i) 11:59 p.m. Eastern Time, on April 6, 2027 and (ii) such time as Parent is no longer so defending or actively preparing to defend through litigation such claim or determination (and such date will then be the Outside Date); provided, however, that this termination right is not available to any party whose material breach of this Agreement was the principal cause of, or resulted in the failure of the Effective Time to occur prior to the Outside Date; or

(c) the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholder Meeting (as such meeting may be adjourned or postponed) at which the vote was taken in respect of this Agreement and the Merger.

Section 7.3. Termination by the Company. This Agreement may be terminated at any time prior to the Effective Time by the Company:

(a) if there has been a breach of any covenant or agreement made by Parent or Merger Sub in this Agreement, or any representation or warranty of Parent or Merger Sub is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b), and such breach or inaccuracy cannot be cured by Parent or Merger Sub, as applicable, by the Outside Date, or if capable of being cured in such period, shall not have been cured within thirty (30) days following receipt by Parent or Merger Sub of written notice of such breach or inaccuracy; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(a) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder which breach would permit Parent to terminate this Agreement pursuant to Section 7.4(a); or

(b) at any time prior to the receipt of Company Stockholder Approval, in order to accept a Superior Proposal and substantially concurrently with such termination enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Company Board shall have determined, in good faith and in accordance with Section 5.3(e)(i), constitutes a Superior Proposal (a “Specified Agreement”); provided, that such termination shall be effective only if the Company shall have paid, or caused to be paid, the termination fee due pursuant to and in accordance with the terms of Section 7.5(b) immediately prior to or concurrently with such termination; provided, further, that the Company is not in material breach of Section 5.3 with respect to such Superior Proposal.

Section 7.4. Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time by Parent if:

(a) there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), and such breach or inaccuracy cannot be cured by the Company by the Outside Date, or if capable of being cured in such period, shall not have been cured within thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4(a) if either Parent or Merger Sub is then in material breach of any representation, warranty, covenant or obligation hereunder which breach would permit the Company to terminate this Agreement pursuant to Section 7.3(a); or

(b) at any time prior to the receipt of the Company Stockholder Approval, if: (i) the Company Board or any committee thereof effects a Change of Board Recommendation; or (ii) the Company commits an Intentional Breach of its obligations pursuant to Section 5.3.

Section 7.5. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to this Article VII, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made and this Agreement (other than Section 5.2(b), Article VII and Article VIII, each of which will survive any termination hereof) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that no such termination will relieve any Person of any liability for damages resulting from material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”), including with respect to the making of a representation set forth herein, or that constitutes fraud. For purposes of this Section 7.5(a), “fraud” means actual and intentional (and not constructive, including claims based on recklessness) common law fraud under Delaware Law with respect to the making of an express representation or warranty contained in this Agreement.

(b) Notwithstanding the terms of Section 7.5(a) and without limitation of the remedies available to a Person in the case of an Intentional Breach or fraud pursuant to Section 7.5(a), in the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.3(b) (Superior Proposal);

(ii) this Agreement is terminated by Parent pursuant to Section 7.4(b) (Change of Board Recommendation); or

(iii) (A) this Agreement is terminated (x) by either Parent or the Company pursuant to Section 7.2(b) (Outside Date) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso in such Section 7.2(b) (Outside Date)) or (y) by Parent pursuant to Section 7.1(c) (Company Stockholder Approval) or Section 7.4(a) (Material Breach), (B) any Person has communicated to the Company Board or publicly disclosed a bona fide Acquisition Proposal after the date of this Agreement and prior to such termination and such Acquisition Proposal has not been publicly withdrawn prior to such termination and (C) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal or the Acquisition Proposal is consummated (provided that, for purposes of clause (C) of this Section 7.5(b)(iii), references to “20%” in the definition of Acquisition Proposal will be substituted with “50%”);

Then, in any such case, the Company shall pay (or cause to be paid to) Parent a termination fee of $44,000,000, by wire transfer of immediately available funds to the account or accounts designated by Parent. Any payment required to be made (1) pursuant to clause (i) of this Section 7.5(b) will be paid on the date that the Specified Agreement is executed, (2) pursuant to clause (ii) of this Section 7.5(b) will be paid no later than two (2) Business Days after such termination and (3) pursuant to clause (iii) of this Section 7.5(b) will be payable to Parent on the date that the definitive agreement for the Acquisition Proposal referred to in clause (C) of Section 7.5(b)(iii) is executed by the parties thereto (or the earlier consummation of the Acquisition Proposal). The Company will not be required to pay the termination fee pursuant to this Section 7.5(b) more than once.

(c) In the event the termination fee payable pursuant to Section 7.5(b) is payable and paid to Parent in accordance with Section 7.5(b), (i) Parent’s receipt of the termination fee together with any amounts to which Parent is entitled pursuant to Section 7.5(d) shall be the sole and exclusive remedy of Parent and Merger Sub in respect of any breach of, or inaccuracy contained in, the Company’s covenants, agreements, representations or warranties in this Agreement and (ii) none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any of its Affiliates or any Representative of the Company or any of its Affiliates arising out of this Agreement, any of the Contemplated Transactions or any matters forming the basis for such termination; provided that nothing in this Section 7.5(c) shall relieve the Company from liability for damages arising from an Intentional Breach or fraud as defined in Section 7.5(a).

(d) The Company acknowledges that the agreements contained in Section 7.5(b) are an integral part of the Contemplated Transactions, and that, without these agreements, Parent and Merger Sub would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay the amount due pursuant to Section 7.5(b) when due and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the amount set forth in Section 7.5(b), the Company shall pay to Parent or Merger Sub its reasonable and documented costs and expenses (including reasonable and documented attorney’s fees) in connection with such suit together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Section 7.6. Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the Contemplated Transactions, whether or not the Merger is consummated.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article VIII.

Section 8.2. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto prior to the Effective Time. At any time prior to the Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

Section 8.3. Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when delivered by email, which email must state that it is being delivered pursuant to this Section 8.2 and which notice will not be effective unless either (i) a duplicate copy of such email notice is sent within one Business Day for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (ii) the receiving party delivers a written confirmation of receipt to the sender of such notice (excluding “out of office,” delivery failure or similar automated replies), (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one (1) Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(i)	if to Parent or Merger Sub, to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention: Senior Vice President and Head of Corporate Business Development

with a copy (which shall not constitute notice) to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention: Senior Vice President / Deputy General Counsel: Legal - Transactions / LRL (R&D) / Manufacturing

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199-3600

Attention: Emily J. Oldshue; Michael D. Beauvais

Email: Emily.Oldshue@ropesgray.com;

Michael.Beauvais@ropesgray.com

(ii)	if to the Company, to:

Ventyx Biosciences, Inc.

12790 El Camino Real, Suite 200

San Diego, California 92130

Attention: Vice President, Corporate & Legal Affairs

with an additional copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Robert T. Ishii; Ross Tanaka

E-mail: rishii@wsgr.com; rtanaka@wsgr.com

with an additional copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

12235 El Camino Real

San Diego, California 92130

Attention: Martin J. Waters; Phillip McGill

Email: mwaters@wsgr.com; pmcgill@wsgr.com

Section 8.4. Certain Definitions. For purposes of this Agreement the term:

“Acquisition Inquiry” means an request for non-public information or other inquiry made for the apparent purpose of evaluating the making of an Acquisition Proposal (other than an inquiry made by Parent or any of its Subsidiaries).

“Acquisition Proposal” means any indication of interest, offer or proposal made or renewed by a Person or Group (other than Parent or Merger Sub) relating to any (a) direct or indirect issuance, exchange, purchase or other acquisition (in each case, whether in a single transaction or a series of related transactions) by any Person or Group, whether from the Company or any other Person(s), of Shares or other Company Securities representing more than twenty percent (20%) of the Shares (on an as-converted basis) or other voting or equity securities of the Company outstanding after giving effect to the consummation of such issuance, exchange, purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than twenty percent (20%) of the Shares (on an as-converted basis) outstanding after giving effect to the consummation of such tender or exchange offer; (b) direct or indirect purchase, exchange, transfer or other acquisition (including by license, partnership, collaboration, distribution, disposition or revenue-sharing arrangement) (in each case, whether in a single transaction or a series of related transactions) by any Person or Group, or Affiliated stockholders of any such Person or Group, of more than twenty percent (20%) of the consolidated total assets (including through the acquisition of stock in its Subsidiaries) of the Company and its Subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or (c) merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction (in each case, whether in a single transaction or a series of related transactions) involving the Company or any of its Subsidiaries pursuant to which any Person or Group or Affiliated stockholders of any such Person or Group would hold Shares or other Company Securities representing more than twenty percent (20%) of the Shares (on an as-converted basis) or other Company Securities outstanding after giving effect to the consummation of such transaction.

“Action” means any charge, dispute, cause of action, claim, counterclaim, audit, examination, mediation, action, suit, litigation, arbitration, proceeding, investigation, inquiry or other legal proceeding.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“AI Technology” means deep learning, machine learning, and other artificial intelligence software and other technologies.

“Antitrust and FDI Laws” means (a) the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States federal or state or non-U.S. Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade and (b) any Law regulating foreign investment screening, national security or trade regulation.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings; provided that, in the case of determining a date on which any payment is due hereunder, “Business Day” shall mean any day (other than Saturday or Sunday) on which banks are open in New York, New York.

“Cash and Cash Equivalents” means the Company’s and its Subsidiaries’ cash and cash equivalents which are highly liquid investments with a maturity of three (3) months or less from the date of purchase determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“Change of Board Recommendation” means (a) the withdrawal, qualification or modification (in a manner adverse to Parent or Merger Sub) of the Company Board Recommendation or the public announcement by the Company or the Company Board of any proposal to withdraw, qualify or modify (in a manner adverse to Parent or Merger Sub) the Company Board Recommendation (or any resolution or agreement to take any such action), (b) the failure by the Company, within ten (10) Business Days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of the Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, (c) the adoption, endorsement, approval or recommendation (or any public proposal with respect to the same) of any Acquisition Proposal (or any resolution or agreement to take such action), (d) the failure to include the Company Board Recommendation in the Proxy Statement when disseminated to the holders of Shares pursuant to the terms herein or (e) the failure by the Company Board or a committee thereof to publicly reaffirm the prongs (i) and (v) of the definition of Company Board Recommendation following receipt by the Company of a publicly announced Acquisition Proposal by three (3) Business Days following receipt of a written request from Parent to provide such public reaffirmation; provided that Parent may deliver no more than two (2) such requests with respect to any single Acquisition Proposal (other than with respect to material amendments, modifications or supplements thereto).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Balance Sheet Date” means September 30, 2025.

“Company Common Stock” means common stock, par value $0.0001 per share, of the Company.

“Company Equity Plan” means each of the 2019 Equity Incentive Plan and the 2021 Equity Incentive Plan of the Company, each as amended and restated.

“Company ESPP” means the 2021 Employee Stock Purchase Plan.

“Company In-Licensed Intellectual Property” means all Intellectual Property that is licensed to the Company or any of its Subsidiaries.

“Company Intellectual Property” means all Owned Intellectual Property, Company In-Licensed Intellectual Property, and all other Intellectual Property used or held for use for the operation of the business of the Company and its Subsidiaries as currently conducted and currently proposed to be conducted.

“Company Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect or occurrence (collectively, an “Effect”) that, alone or taken together, (i) has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents the Company from consummating the Contemplated Transactions on or before the Outside Date; provided that, for purposes of clause (i), none of the following, and no Effect that results from or arises in connection with the following, either alone or in combination, shall be deemed to constitute a Company Material Adverse Effect and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any Effect to the extent resulting from or arising in connection with (A) general conditions (or changes therein) in the industries in which the Company and its Subsidiaries operate, (B) general economic or regulatory, legislative or political conditions (or changes therein), including any actual or potential stoppage, shutdown, disputed election, default or similar event or occurrence affecting a national or federal government, or securities, credit, banking, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes), in each case, in the United States, the European Union or elsewhere in the world, (C) any change or prospective change in applicable Law or GAAP (or the authoritative interpretation or enforcement thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared, including the ongoing conflict between Russia and Ukraine), sabotage, cyber-intrusion or terrorism, or any escalation or worsening of any of the foregoing, (E) any epidemic, pandemic, disease outbreak or other public health-related event (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Bodies), hurricane, tornado, flood, fire, volcano, earthquake or other natural or man-made disaster or any other national or international calamity, crisis or disaster, (F) the failure, in and of itself, of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of any financial or operating metrics before, on or after the date of this Agreement, or changes in the market price or trading volume of the Common Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement, pendency or performance of the Contemplated Transactions, including the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates (it being understood and agreed that this clause (G) will not apply to the representation or warranty contained in Section 3.4), any stockholder Action (direct or derivative) in respect of this Agreement or any of the Contemplated Transactions and any loss of or change in relationship, contractual or otherwise, with any Governmental Body, supplier, vendor, service provider, collaboration partner, licensor, licensee or any other party having business dealings with the Company or any of its Subsidiaries (including the exercise, or prospective exercise, by any party of any rights that arise upon a change of control), or departure of any employees or officers, of the Company or any of its Subsidiaries, (H) the Company’s compliance with the covenants contained in this Agreement (excluding the requirement that the Company and its Subsidiaries operate in the ordinary course of business), (I) any action taken by the Company or any of its Subsidiaries at Parent’s written request or with Parent’s written consent, (J) any matter described in the Company Disclosure Letter, to the extent the effects of such matter were known or reasonably foreseeable by Parent, (K) any Effect that occurs in connection with the Company’s, or any of its Subsidiaries’, their competitors’ or potential competitors’ preclinical or clinical studies or the results of, or data derived from, such studies or announcements thereof or in connection therewith, or approval by the FDA or any other Governmental Entity (or other preclinical or clinical or regulatory developments), market entry or threatened market entry of any product competitive with any of the Company’s or any of its Subsidiaries’ products or product candidates or (L) any recommendations, statements, decisions or other pronouncements made, published or proposed by professional medical organizations or payors, or any Governmental Body or representative thereof, or any panel or advisory body empowered or appointed by any of the foregoing, relating to any products or product candidates of the Company or any of its Subsidiaries, or any competitors or potential competitors of the Company or any of its Subsidiaries, or the pricing, reimbursement or insurance coverage thereof, except (x) in the case of clause (A), (B), (C), (D) or (E), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect) and (y) in the case of clause (K) or (L), if such Effect results from (1) fraud by the Company or any of its Subsidiaries or (2) the FDA or any similar Governmental Body issuing one or more orders that impose a clinical hold on the investigation of the Products, the result of which would be reasonably likely to result in a termination of, or a delay of 12 months or more in dosing patients in, the Company’s clinical trials (in which case such Effect, to the extent resulting from such fraud or order, may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Plan” means a Plan that the Company or its Subsidiaries sponsors, maintains, contributes to or is obligated to contribute to, in each case, for the benefit of any current or former officer, director, employee or individual independent contractor or other individual service provider of the Company or its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has, or could reasonably be expected to have, any liability, other than any Plans sponsored or maintained by a Governmental Body. For clarity, “Company Plans” includes the “Company Equity Plans” and the “Company ESPP” and the award agreements and related documents evidencing such awards or purchase rights under such Company Equity Plans and the Company ESPP.

“Company Restricted Stock” means Company Common Stock that is subject to restrictions under the applicable award agreement or under the applicable Company Equity Plan.

“Company RSU” means a restricted stock unit granted under a Company Equity Plan or otherwise that is subject solely to time-based vesting.

“Company Stock Option” means an option to purchase Shares granted under a Company Equity Plan or otherwise but excluding an option, purchase right or similar instrument under the Company ESPP.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 2, 2024 by and between Parent and the Company, as amended from time to time.

“Contemplated Transactions” means each of the transactions contemplated by this Agreement, including the Merger.

“Contract” means any written or oral agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Copyrights” means all works of authorship (whether or not copyrightable, including all software, whether in source code or object code format, and documentation therefor) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 5.3(e)(i)(B), Section 5.3(e)(ii)(B) or Section 5.3(e)(iii)(B), which (a) in respect of a Superior Proposal, shall specify the identity of the Person who made such Superior Proposal and the material terms and conditions of such Superior Proposal and attach the most current version of the relevant transaction agreement and (b) in respect of an Intervening Event, shall include a reasonably detailed description of the underlying facts giving rise to such action.

“EMA” means the European Medicines Agency, or any successor agency or authority thereto with comparable responsibilities.

“Environmental Laws” means any Law, relating to (a) the protection, investigation, remediation or restoration of the environment, human health and safety (as it relates to exposure to Hazardous Substances), or natural resources or (b) the manufacture, handling, use, storage, treatment, transport, disposal, marketing, distribution, sale, Release or threatened Release of any Hazardous Substance.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company or its Subsidiaries under Sections 414(b), (c), (m) or (o) of the Code or is or was at the relevant time, a member of the same “controlled group” as the Company or its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“FDA” means the United States Food and Drug Administration, or any successor agency or authority thereto with comparable responsibilities.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended (21 U.S.C. §301 et seq.).

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f), including but not limited to Medicare, Medicaid, TRICARE, CHAMPVA, any state health plan adopted pursuant to Title XIX of the Social Security Act (42 U.S.C. 1395 et seq.), any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code, and any other state or federal healthcare program administered by a Governmental Body.

“Finance Leases” means all obligations for finance leases (determined in accordance with GAAP).

“GAAP” means U.S. generally accepted accounting principles as in effect on the date of this Agreement.

“Good Clinical Practices” means all applicable then-current Good Clinical Practice requirements and standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials (including all applicable requirements relating to protection of human subjects), including as set forth in applicable Law, such as the FDCA, 21 C.F.R. Parts 11, 50, 54, 56 and 312, Directive 2001/20/EC of the European Parliament and of the Council of 4 April 2001 and Commission Directive 2005/28/EC of 8 April 2005, and the equivalent requirements of other Governmental Bodies, as such obligations are interpreted and enforced by the FDA, EMA and other governmental Bodies and as interpreted under prevailing industry standards, including standards of medical ethics, applicable guidance documents issued by the FDA and any other Governmental Body, including International Council for Harmonisation (“ICH”) Guideline for Good Clinical Practices and the equivalent legal requirements in other applicable jurisdictions, as the same may be amended from time to time.

“Good Laboratory Practices” means all applicable then-current Good Laboratory Practice requirements and standards for conducting nonclinical studies and laboratory activities for drugs as set forth in applicable Laws, including Laws governing the conduct of non-clinical safety studies and which seek to ensure the quality, integrity and reliability of study data, including those as set forth in 21 C.F.R. Part 58 and the equivalent requirements and standards of EMA and other Governmental Bodies in other applicable jurisdictions, as such obligations are interpreted and enforced by the FDA, EMA and other Governmental Bodies, as the same may be amended from time to time.

“Good Manufacturing Practices” means all applicable then-current Good Manufacturing Practices requirements and standards for the methods to be used in, and the facilities or controls to be used for, the manufacture, processing, packing, or holding of drugs, including as set forth in applicable Law, including the FDCA, 21 C.F.R. Parts 210 and 211 and the equivalent requirements and standards of EMA and other Governmental Bodies, as in effect at the time when any Product is being manufactured for clinical development or commercial use, when any Product is being sold or when any clinical trial regarding a Product is being conducted, provided, and to the extent applicable to such clinical trial, as such obligations are interpreted and enforced by the FDA, EMA and other Governmental Bodies, including as set forth in applicable guidance documents issued by the FDA, and in accordance with applicable, generally accepted industry standards, and the equivalent legal requirements in other applicable jurisdictions, including the quality guidelines promulgated by the ICH, including the ICH Q7A, titled “Q7A Good Manufacturing Practice Guidance for Active Pharmaceutical Ingredients” and the policies promulgated thereunder, all as the same may be amended from time to time.

“Governmental Body” means any federal, state, provincial, local, municipal, non-U.S., supranational, national or other governmental or quasi-governmental authority or authority exercising legislative, judicial, regulatory or administrative functions of any of the foregoing, including, any arbitrator or arbitral body (whether public or private), mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, instrumentality, court or other tribunal of any of the foregoing.

“Group” has the meaning as used in Section 13 of the Exchange Act.

“Hazardous Substance” means any element, compound, chemical, waste or other substance that is defined, listed or classified as a contaminant, pollutant or hazardous material (or any other words of similar intent of meaning) under, or otherwise regulated by, any Environmental Laws, including any petroleum product or by-product polychlorinated biphenyls, per- and polyfluoroalkyl substances (PFAS), and radioactive materials.

“Healthcare Laws” means, any Law applicable to the conduct of Parent’s business or the Company’s or its Subsidiaries’ business, including (a) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Federal False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (b) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder and any other Law pertaining to or governing a governmental health care program, and the regulations promulgated thereunder, (c) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder, (d) the anti-fraud provisions of HIPAA, (e) the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder, (f) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs, (g) the FDCA, (h) applicable regulations issued by the FDA, including, as applicable, those requirements relating to Good

Manufacturing Practices, Good Laboratory Practices, Good Clinical Practices, investigational use, pre-market approval and applications to market a new pharmaceutical product, (i) Laws governing the development, conduct, monitoring, patient informed consent, auditing, analysis, use and reporting of clinical trial data, (j) Laws governing data gathering activities relating to the detection and reporting of adverse events (including applicable pharmacovigilance and adverse event regulations of the FDA), (k) all comparable state, local, federal, non-U.S. or other Laws relating to any of the foregoing, (l) any and all other health care Laws and regulations applicable to Parent, Parent’s Subsidiaries or the Company or the Company’s Subsidiaries, or affecting their respective businesses, and (m) any rules, regulations, and legally binding directives, policy statements, or guidance promulgated or issued pursuant to such Laws, as each of the foregoing may be amended from time to time. Healthcare Laws do not include Privacy Laws.

“HIPAA” means collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including but not limited to its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164 and related binding guidance from the United States Department of Health and Human Services and (d) any federal, state and local laws regulating the privacy or security of individually identifiable information, in each case, as the same may be amended, modified or supplemented from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IND” means an Investigational New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 312 (as amended from time to time) with respect to the Products, or any similar application or filing submitted to any other Governmental Body, and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person with respect to deposits or advances of any kind or for the deferred purchase price of the acquisition of a business or any property or services, including earn-out obligations (other than trade payables or accounts payable and other accruals incurred in the ordinary course of business, consistent with applicable Contracts); (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, performance bond, surety or similar credit transaction; (d) all obligations of such Person under Finance Leases; (e) guarantees with respect to any indebtedness of any other Person; (f) all indebtedness of others secured by any Liens or other claim on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (g) all obligations of such Person as an account party in respect of letters of credit and banker’s acceptance (to the extent drawn); (h) all obligations of such Person consisting of overdrafts (e.g., cash float reflected as a negative on the cash line), (i) any swaps, forward contracts, currency or other derivative or hedging arrangements of such Person; and (j) any declared but unpaid dividends, or other distributions or loans payable by such Person to its equityholders or Affiliates.

“Intellectual Property” means all rights, title and interests in and to, or arising out of or associated with intellectual property or other proprietary rights, in each case, whether protected, created or arising under the Laws of the United States or any other jurisdiction worldwide and whether registered or unregistered, including all rights in and to, arising out of, or associated therewith, including: (a) Trademarks; (b) Patents; (c) Trade Secrets; (d) Copyrights; (e) Internet domain names and social media accounts and handles; and (f) data, including data in databases and data collections (including clinical trial data, knowledge databases, customer lists and customer databases). Intellectual Property does not include Personal Information.

“Intervening Event” means an Effect that is material to the Company that was not known or reasonably foreseeable to the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the Company Board or any committee thereof as of the date of this Agreement), which Effect or any consequence thereof, becomes known to the Company Board or any committee thereof prior to the Effective Time; provided, however, that in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event; provided, further, that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, (ii) changes (including changes of applicable Law) or conditions generally affecting the industry in which the Company and its Subsidiaries, taken as a whole, operate, or (iii) the Company’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period.

“Investment Securities” means the Company’s and its Subsidiaries’ investment securities, including available for sale marketable debt securities, determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“IP Contracts” means all: (a) Contracts pursuant to which any Person grants to the Company or any of its Subsidiaries any license, sublicense, consent, waiver, covenant not to sue or other right with respect to any Intellectual Property of the Company and its Subsidiaries as of the date of this Agreement, including all Company In-Licensed Intellectual Property (but excluding non-exclusive licenses for Off-the-Shelf Software); (b) Contracts pursuant to which the Company or any of its Subsidiaries grants any Person any license, sublicense, consent, waiver or covenant not to sue with respect to any Intellectual Property of the Company and its Subsidiaries as of the date of this Agreement; (c) co-existence agreements and settlement agreements relating to any Owned Intellectual Property or Company In-Licensed Intellectual Property; (d) Contracts that provide for the invention, creation, conception or development of any Intellectual Property (i) by the Company or any of its Subsidiaries for any Person or (ii) by any other Person for the Company or any of its Subsidiaries (excluding consulting agreements or employee agreements that contain assignments of Intellectual Property to the Company or any of its Subsidiaries substantially on a written form made available to Parent prior to the Closing); (e) Contracts that provide for the assignment or other transfer of any Intellectual Property (i) to the Company or any of its Subsidiaries by any Person (excluding consulting agreements or employee agreements that contain assignments of Intellectual Property to the Company or any of its Subsidiaries substantially on a written form made available to Parent prior to the Closing) or (ii) by the Company or any of its Subsidiaries to any Person; and (f) Contracts pursuant to which the Company or any of its Subsidiaries is restricted in any material respect from using or practicing any Intellectual Property as of the date of this Agreement (excluding customary confidentiality obligations); excluding, in each case ((a),(b), (d), (e) and (f)), Routine Services Contracts entered into in the ordinary course of business.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” of (i) the Company means the actual knowledge, after reasonable inquiry, of the individuals listed in Section 8.4(a) of the Company Disclosure Letter, and of (ii) Parent means the actual knowledge, after reasonable inquiry, of Parent’s executive officers.

“Law” means any applicable non-U.S. or U.S. federal, state or local law (including common law), treaty, act, statute, legislation, code, edict, order, ordinance, Permit, rule, regulation, judgment, injunction, decree, proclamation, directive, pronouncement, writ, constitution, treaty, convention, ruling, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body, and, for the sake of clarity, includes, but is not limited to, Healthcare Laws and Environmental Laws.

“Liability” means, with respect to any Person, any debt, liability, claim, demand, expense, commitment or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, primary or secondary, matured or unmatured, billed or unbilled, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“MAA” means any new drug application or other similar marketing authorization application, in each case, filed with the applicable Governmental Body in a country or other regulatory jurisdiction, which application is required to commercially market or sell a pharmaceutical product in such country or jurisdiction (and any amendments thereto), including all NDAs submitted to the FDA in the United States in accordance with the FDCA with respect to a biologic or pharmaceutical product or any analogous application or submission with any Governmental Body outside of the United States including any EMA marketing authorization application.

“NDA” means a new drug application for a drug submitted to the FDA pursuant to 21 C.F.R. Part 314 (as amended from time to time), and all amendments or supplements thereto, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States, and any equivalent application submitted to any other Governmental Body.

“Notice Period” means the period beginning at 5:00 p.m. New York City Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. New York City Time) and ending on the fourth (4th) Business Day thereafter at 5:00 p.m. New York City Time; provided that, with respect to any change in the financial terms or any material terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m. New York City Time on the second (2nd) Business Day after delivery of such revised Determination Notice (even if such revised Determination Notice is delivered after 5:00 p.m. New York City Time).

“Off-the-Shelf Software” means software, other than open source software, obtained from a third party (a) on general, non-negotiated, commercial terms and that continues to be widely available on such commercial terms, (b) that is not distributed with or incorporated in any product or services of the Company or any of its Subsidiaries, (c) that is used for business infrastructure or other internal purposes and (d) was licensed for fixed payments of less than $1,000,000 in the aggregate or annual payments of less than $500,000 per year.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any Effect that has a material adverse effect on the ability of Parent or Merger Sub to timely perform its obligations under this Agreement or to timely consummate the Contemplated Transactions.

“Patents” means all patents, issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Permits” means all approvals, authorizations, certificates, registrations, exemptions, consents, licenses, orders, permits, waivers, and other similar authorizations of all Governmental Bodies and all other Persons.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are not delinquent, that are not, individually or in the aggregate, significant, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased Company Real Property which are not materially violated by the current use and operation of the leased Company Real Property, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased Company Real Property that do not materially impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s or its Subsidiaries’ business, (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) purchase money liens for personal property and liens securing rental payments under Finance Leases for personal property, (g) any non-exclusive license granted in the ordinary course of business and (h) those matters identified in the Permitted Liens set forth in Section 8.4(b) of the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Information” means data and information that constitutes “personal data,” “personal information,” “personally identifiable information,” “bulk U.S. sensitive personal data” (as defined in the DSP) or an equivalent term under applicable Privacy Laws or Privacy Requirements.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation or benefit plan, policy, program, arrangement, contract or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not, and covering one or more natural Persons, including any stock purchase, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, other equity or equity-based, phantom equity, severance, separation, termination, retention, employment, offer letter, consulting, change in control, bonus, incentive, deferred compensation, pension, profit sharing, retirement, supplemental retirement, employee loan, hospital, medical, health, welfare, 401(k), dental, vision, workers’ compensation, disability, life insurance, death benefit, vacation, paid time off, leave of absence, employee assistance, tuition assistance, tax gross up or reimbursement or other fringe benefit plan, policy, program, arrangement or agreement.

“Privacy Laws” means all applicable foreign or domestic U.S. Laws relating to information and cyber security, and the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information including, HIPAA, the General Data Protection Regulation (EU) 2016/679 (“GDPR”), the UK Data Protection Act 2018, the UK Data (Use and Access) Act 2025 and the GDPR as it forms part of the Laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019, Directive (EU) 2022/2555, Regulation (EU) 2024/1689, (in each case including as implemented in local law), comprehensive U.S. state privacy Laws, U.S. state data breach notification Laws, U.S. state social security number protection Laws, U.S. consumer protection Laws, HIPAA, the Federal Trade Commission Act of 1914, as amended, General Data Protection Regulation and other international data protection Laws, the Telephone Consumer Protection Act and state analogues, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the Fair Credit Reporting Act, 15 U.S.C. § 1681, and the U.S. Department of Justice Final Rule entitled “Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” 28 C.F.R. Part 202 (the “DSP”).

“Process”, “Processed” or “Processing” means any operation or set of operations which is or are performed on Personal Information, whether or not by automatic means, such as the use, collection, access, acquisition, creation, derivation, processing, storage, maintenance, recording, organization, adaption, alteration, correction, transfer, transmission, retrieval, consultation, disclosure, making available, alignment, retention, dissemination, blocking, deletion, erasure, destruction, or combination of such Personal Information.

“Product” any other product that constitutes, incorporates or includes (a) the product candidates referred to as VTX2735, VTX3232, tamuzimod (formerly VTX002), VTX958, VTX3936, and VTX3940, (b) any other product or product candidates researched, developed, tested, labeled, manufactured, stored, imported, exported, marketed or distributed by or on behalf of the Company or its Subsidiaries and (c) any derivative or back-up compound of such product or product candidates described in sub-clauses (a) or (b).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Representative” means the officers, directors, managers, members, employees, accountants, consultants, legal counsel, financial advisors and agents and other agents and representatives of a party.

“Required Jurisdiction” means each of the jurisdictions set forth on Annex III.

“Restricted Person” means a Person: (a) listed on any Sanctions Laws or Ex-Im Laws-related list of designated Persons maintained by an applicable Governmental Body, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Foreign Sanctions Evaders List, OFAC’s Sectoral Sanctions Identifications List, the U.S. Department of Commerce’s Entity, Denied Persons, or Unverified Lists, the U.S. Department of State’s Nonproliferation Sanctions Lists or Debarred List, the EU Consolidated List, the UN Security Council Consolidated List, or His Majesty’s Treasury’s Consolidated List of Financial Targets, (b) located, organized, or ordinarily resident in, or a national of, or the government, or any agency or instrumentality of the government of, a Sanctioned Country, or (c) fifty percent (50%) or greater owned by controlled (as defined under applicable Law) by, or otherwise acting for or on behalf of one or more Persons described in clauses (a)-(b) above.

“Routine Services Contracts” means (a) materials transfer agreements, manufacturing services agreements, clinical contract services agreements, clinical scale agreements, master services agreements, clinical trial agreements, contract research agreements or other ordinary course services agreements, in each case (i), that grant non-exclusive rights to use (A) Company Intellectual Property solely to conduct research, manufacturing, clinical trial activities, or other services within the scope of the applicable agreement or (B) any physical materials, results, output, data or work product resulting from the manufacturing, clinical trial activities, or other services within the scope of the applicable agreement for the applicable Third Parties internal business use and, in each case of (A) and (B), that do not otherwise involve a grant of rights to use any Company Intellectual Property for the research, supply, manufacturing, development or commercialization of a Product, (ii) that grant to the Company or its Subsidiaries non-exclusive rights to use Intellectual Property of any Person solely to use or otherwise exploit any physical materials, results, output, data or work product resulting from the manufacturing, clinical trial activities, or other services within the scope of the applicable agreement, including such clinical trial agreements, clinical site agreements, or other ordinary course agreements related to conducting clinical trials, in each case, that are related to programs (or individual indications therein) of the Company or its Subsidiaries that are abandoned or otherwise inactive, with no intention to continue such program (or such individual indications therein) as of the Closing Date (the agreements in clause (ii), the “Inactive Clinical Trial Agreements”), or (iii) that assign or otherwise transfer rights in results, output, data or work product resulting from the manufacturing, clinical trial activities, or other services within the scope of the applicable agreement to the Company or any of its Subsidiaries without a Third Party retaining any rights to such results, output, data or work product other than as set forth in the foregoing or (b) Contracts pursuant to which the Company or any of its Subsidiaries is granted non-exclusive rights to use the Company Systems or any research tools and that do not otherwise involve any assignment, transfer or grant of rights with respect to any Company Intellectual Property (except, with respect to research tools, non-exclusive licenses to use modified versions of the research tools granted back to the provider of such research tools).

“Sales Agent” means Jefferies LLC, as sales agent and/or principal under the Sales Agreement.

“Sales Agreement” means that certain Open Market Sales AgreementSM, dated December 20, 2022, by and between the Company and Sales Agent.

“Sanctioned Country” means a country or territory, or the government thereof, which is currently or has in the last five (5) years been the subject or target of any country or territory-wide Sanctions Laws, including at the time of this Agreement, Cuba, the Crimea region and so-called Donetsk and Luhansk People’s Republics of Ukraine, Iran, North Korea, and prior to July 1, 2025, Syria.

“Sanctions Laws” means any U.S. or non-U.S. Laws related to economic or trade sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom.

“Series A Certificate of Designations” means the Certificate of Designations of Preferences, Rights and Limitation of Series A Preferred Stock.

“Series A Preferred Stock” means the Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share, of the Company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, trust, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, trust, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, trust, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, trust, limited liability company or other business entity.

“Superior Proposal” means any written bona fide (as reasonably determined by the Company Board in good faith) Acquisition Proposal received after the date of this Agreement that did not, directly or indirectly, result from a material breach of Section 5.3(a) (except that (x) the references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)” and (y) a non-exclusive license or other non-exclusive rights with respect to an asset shall not be deemed a purchase, exchange, transfer or other acquisition of such asset) that the Company Board or a committee thereof has determined in good faith, after consultation with outside counsel and its independent financial advisor, is superior to the Acquisition Proposal reflected in this Agreement, and is reasonably likely to be consummated in accordance with its terms, taking into account all of the terms and conditions (including all of the financial, regulatory, financing, conditionality, legal and other terms, as well as certainty of closing) and all other aspects of such Acquisition Proposal (including any changes to the terms of this Agreement irrevocably committed to by Parent during the Notice Period).

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. (including any subdivision thereof) income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital, capital stock, capital gains, inventory, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, workers compensation, tariff, escheat or unclaimed property, real property, personal property, sales, use, transfer, registration, value-added, activity, ad valorem, goods and services, net worth, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar or analogous to) taxes whatsoever, however denominated, including any interest, penalty, additional amount, or addition thereto, whether disputed or not.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or attachments thereto and any amendments thereof) filed or required to be filed with any Governmental Body in connection with the administration, determination, assessment or collection of any Tax.

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto, formulation, clinical, analytical and stability information and data, inventions (including conceptions or reductions to practice), invention and technical reports, pricing information, research and development information, technology, techniques, procedures, processes, compositions, formulae, methods, formulations, discoveries, specifications, designs, drawings, algorithms, plans, improvements, models, techniques and methodologies. Trade Secrets do not include Personal Information.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for any of the foregoing and all renewals and extensions thereof, and all goodwill associated therewith and symbolized thereby.

“Training Data” means training data, validation data, and test data or databases that is used to train or improve, or that is otherwise used in or with, AI Technologies.

“Transfer Taxes” means sales, transfer, stamp, stock transfer, documentary, registration, value added, use, real property transfer and any similar Taxes and fees.

Section 8.5. Terms Defined Elsewhere. For purposes of this Agreement each of the following terms (capitalized below) when used in this Agreement will have the meaning ascribed to such term in the Section set forth opposite such term:

401(k) Plan	Section 5.5(c)
Affiliate Transaction	Section 3.24
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(d)
Book-Entry Share	Section 2.4(b)
Certificate	Section 2.4(b)
Certificate of Merger	Section 1.2
Closing	Section 1.2
Closing Date	Section 1.2
Common Shares	Recitals
Common Share Merger Consideration	Section 2.1(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	Article III
Company In-Licensed Registered Intellectual Property	Section 3.13(a)
Company Litigation	Section 5.10
Company Material Contract	Section 3.12(a)
Company Organizational Documents	Section 3.1(c)
Company Real Property	Section 3.10(b)
Company Registered Intellectual Property	Section 3.13(a)
Company SEC Documents	Section 3.6(a)
Company Securities	Section 3.3(g)
Company Stockholder Approval	Section 5.4(b)
Company Stockholder Meeting	Section 3.2
Company Systems	Section 3.13(k)
Continuation Period	Section 5.5(a)
Current Employees	Section 5.5(a)
DGCL	Recitals
Dissenting Shares	Section 2.3(a)
Effective Time	Section 1.2
Equity Award	Section 3.3(c)
ERISA	Section 3.16(d)
Exchange Act	Section 2.4(d)
Excluded Benefits	Section 5.5(a)
FCPA	Section 3.19(l)
FTC	Section 6.1(b)
Indemnified Party	Section 5.6(b)

Intentional Breach	Section 7.5(a)
Labor Agreements	Section 3.12(a)(ii)
Measurement Date	Section 3.3(a)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
Nasdaq	Section 3.5
Non-U.S. Plan	Section 3.16(j)
Maximum Amount	Section 5.6(c)
Merger Consideration	Recitals
OECD Convention	Section 3.19(l)
Outside Date	Section 7.2(b)
Parent	Preamble
Paying Agent	Section 2.4(a)
Pre-Closing Period	Section 5.1(a)
Preferred Shares	Recitals
Preferred Share Merger Consideration	Section 2.1(b)
Privacy Requirements	Section 3.19(o)
Prohibited Payment	Section 3.19(l)
Proxy Statement	Section 5.4(a)
Purchase Orders	Section 3.12(a)(x)
Registered Intellectual Property	Section 3.13(a)
Regulatory Authorizations	Section 3.19(a)
Sarbanes-Oxley	Section 3.9(d)
SEC	Section 3.6(a)
SEC Clearance Date	Section 3.2
Security Incident	Section 3.19(p)
Securities Act	Section 3.6(a)
Shares	Recitals
Specified Agreements	Section 7.3(b)
Support Agreements	Recitals
Surviving Corporation	Section 1.1
Treasury Regulations	Section 2.6
UK Bribery Act	Section 3.3(i)
WARN	Section 3.18(b)

Section 8.6. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule, Law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in an acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 8.7. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties and any purported assignment without such consent shall be void; provided that (a) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement; and (b) Parent may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any of its direct or indirect wholly-owned Subsidiaries, but no such assignment shall relieve Parent of any of its obligations under this Agreement; provided, that any such assignment pursuant to the foregoing clause (a) or clause (b) shall not materially impede or delay the consummation of the Contemplated Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective permitted successors and assigns.

Section 8.8. Entire Agreement; Third-Party Beneficiaries. This Agreement (together with the Company Disclosure Letter and the exhibits, annexes, and instruments referred to herein) and the Support Agreements constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remains in full force and effect until the expiration thereunder; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force or effect. Except for (a) the rights of the holders of Shares to receive the Merger Consideration, the holders of Company Stock Options and Company RSUs to receive the consideration described in Section 2.2, (b) the right of the Company, on behalf of the holders of Shares and the holders of Company Stock Options and Company RSUs (each of which are third party beneficiaries hereunder only to the extent required for this clause (b) to be enforceable), to pursue specific performance as set forth in Section 8.17 or, if specific performance is not sought or granted as a remedy, damages (which damages the parties agree may, if ordered by a court of competent jurisdiction, be based upon a decrease in share value or lost premium) in the event of Parent’s or Merger Sub’s breach of this Agreement, and (c) as provided in Section 5.6 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of these provisions), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 8.9. Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 8.11. Counterparts. This Agreement may be executed and delivered (including by executed signatures in electronic format (including “pdf”) and other electronic signatures (including, Docusign and AdobeSign) in each case transmitted by email) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 8.12. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time.

Section 8.13. Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement, the Merger, or the Contemplated Transactions, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement, the Merger, or the Contemplated Transactions in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided that each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 8.14. Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 8.13(a) in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.2. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 8.15. Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 8.16. Cooperation. Except from and after a Change of Board Recommendation, or as any such actions may be limited by the express terms hereof, the parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties to evidence or effect the Contemplated Transactions and to carry out the intent and purposes of this Agreement (including providing Parent with information reasonably requested to support calculations under Section 280G of the Code).

Section 8.17. Specific Performance.

(a) The parties hereto acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur that monetary damages could not make whole. It is accordingly agreed that (i) each party hereto will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without the posting of a bond or undertaking and (ii) the parties hereto will, and hereby do, waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement. Any party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(b) Notwithstanding the parties’ rights to specific performance pursuant to Section 8.17(a) and subject to the limitations set forth in Section 7.5(b), each party may pursue any other remedy available to it at law or in equity, including monetary damages.

Section 8.18. Interpretation. When reference is made in this Agreement to an Article, Section, Exhibit, Annex or schedule of the Company Disclosure Letter, such reference will refer to Articles and Sections of, Exhibits to, Annexes to this Agreement and schedules of the Company Disclosure Letter, as applicable, unless otherwise indicated. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” shall refer to the lawful currency of the United States. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. Any reference to any Person shall be construed to include such Person’s successors and assigns. The words “made available” and words of similar import refer to documents posted to the virtual data room hosted by Datasite titled “Project Apollo (Inhibition),” or otherwise delivered via e-mail by or on behalf of the Company to Parent or Merger Sub, in each case, at least two (2) Business Days prior to the execution hereof. The words “ordinary course of business” shall mean the ordinary course of business consistent with past practice. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELI LILLY AND COMPANY

By:	/s/ Kenneth Custer
Name:	Kenneth Custer
Title:	Executive Vice President & President, Lilly Cardiometabolic Health

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RYLS MERGER CORPORATION

By:	/s/ Jonathan R. Haug
Name:	Jonathan R. Haug
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VENTYX BIOSCIENCES, INC.

By:	/s/ Raju Mohan, PhD
Name:	Raju Mohan, PhD
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex I

CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

Annex II

BYLAWS OF THE SURVIVING CORPORATION

Annex III

REQUIRED JURISDICTIONS

1.	None.